Exhibit 2.1

Execution Copy

ARRANGEMENT AGREEMENT

among

CARDTRONICS HOLDINGS LIMITED

— and —

DIRECTCASH PAYMENTS INC.

Dated as of October 3, 2016

TABLE OF CONTENTS

ARTICLE I INTERPRETATION		1

1.1	Definitions	1

1.2	Interpretation Not Affected by Headings	13

1.3	Interpretation	13

1.4	Date for Any Action	13

1.5	Statutory References	14

1.6	Currency	14

1.7	Accounting Principles	14

1.8	Knowledge	14

1.9	Subsidiaries	14

1.10	Interpretation Not Affected by Party Drafting	14

1.11	Schedules	14

ARTICLE II THE ARRANGEMENT		15

2.1	Arrangement	15

2.2	Implementation Steps by DirectCash	15

2.3	Interim Order	16

2.4	Filing Articles of Arrangement and Issuance of Certificate of Arrangement	17

2.5	Closing	17

2.6	DirectCash Circular	17

2.7	Preparation of the DirectCash Circular	17

2.8	Court Proceedings	18

2.9	Public Communications	19

2.10	Fairness Opinion	19

2.11	Lock-Up Agreements	19

2.12	Withholding Taxes	20

2.13	Treatment of DirectCash EPSP Awards	20

2.14	Application of Funds by Depositary	21

2.15	Parent Affiliate	21

i

ARTICLE III REPRESENTATIONS AND WARRANTIES OF DIRECTCASH		21

3.1	Representations and Warranties	21

3.2	Survival of Representations and Warranties	35

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE PARENT		36

4.1	Representations and Warranties of the Parent	36

4.2	Survival of Representations and Warranties	37

ARTICLE V COVENANTS OF THE PARTIES		37

5.1	Covenants of DirectCash Regarding the Conduct of Business	37

5.2	Covenants of DirectCash Regarding the Arrangement	43

5.3	Covenants of DirectCash regarding Cashcard Acquisition	45

5.4	Covenants of the Parent Regarding the Arrangement	45

5.5	Mutual Covenants	46

5.6	Regulatory Approvals	47

5.7	Pre-Acquisition Reorganization; Bump Transaction	48

ARTICLE VI CONDITIONS		49

6.1	Mutual Conditions Precedent	49

6.2	Additional Conditions Precedent to the Obligations of the Parent	50

6.3	Additional Conditions Precedent to the Obligations of DirectCash	51

ARTICLE VII ADDITIONAL AGREEMENTS		52

7.1	Notice and Cure Provisions	52

7.2	Non-Solicitation	53

7.3	Termination Fee	57

7.4	Liquidated Damages	58

7.5	Fees and Expenses	58

7.6	Access to Information; Confidentiality	59

7.7	Privacy Matters	59

7.8	Insurance and Indemnification	60

7.9	De-Listing of Common Shares	61

7.10	Resignations	61

ARTICLE VIII TERM, TERMINATION, AMENDMENT AND WAIVER		61

8.1	Term	61

8.2	Termination	61

8.3	Amendment	63

8.4	Waiver	64

ARTICLE IX GENERAL PROVISIONS		64

9.1	Notices	64

9.2	Governing Law; Waiver of Jury Trial	65

9.3	Equitable Remedies	65

9.4	Assignment, Binding Effect and Entire Agreement	65

9.5	Further Assurances	66

9.6	Severability	66

9.7	No Third Party Beneficiaries	66

9.8	Counterparts, Execution	66

SCHEDULE “A” — Special Resolution of the DirectCash Shareholders		A-1

SCHEDULE “B” — Plan of Arrangement		B-1

SCHEDULE “C” — Form of Lock-up Agreement		C-1

SCHEDULE “D” — Form of Non-competition Agreement		D-1

ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of October 3, 2016,

AMONG:

CARDTRONICS HOLDINGS LIMITED, a private company incorporated under English law (“Parent”)

— and —

DIRECTCASH PAYMENTS INC., a corporation amalgamated pursuant to the Laws of the Province of Alberta (“DirectCash”)

WHEREAS Parent proposes to acquire all of the issued and outstanding Common Shares (as defined herein) (the “Acquisition”);

AND WHEREAS the Parties (as defined herein) intend to carry out the Acquisition by way of a plan of arrangement under Section 193 of the Business Corporations Act (Alberta) substantially on the terms and conditions set forth in the Plan of Arrangement (as defined herein) (annexed hereto as Schedule “B”);

AND WHEREAS the Board (as defined herein), based upon, among other things, the unanimous recommendation of the Special Committee (as defined herein), has unanimously (subject to the abstention of one Conflicted Director): (a) determined that the Arrangement (as defined herein) is in the best interests of DirectCash; (b) determined that the Arrangement is fair from a financial point of view to the DirectCash Shareholders (as defined herein); (c) approved the Arrangement, this Agreement (as defined herein) and the transactions contemplated hereby; and (d) resolved to recommend that the DirectCash Shareholders vote in favour of the Arrangement;

AND WHEREAS concurrently with the execution of this Agreement, and as a condition of, and inducement to, the willingness of the Parent to enter into this Agreement, substantially all of the directors and officers of DirectCash have entered into Lock-Up Agreements (as defined herein) with the Parent;

AND WHEREAS the Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to the Acquisition;

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties agree as follows:

ARTICLE I
INTERPRETATION

1.1          Definitions

In this Agreement:

“ABCA” means the Business Corporations Act (Alberta);

“Acquisition” has the meaning ascribed thereto in the Recitals;

“Acquisition Proposal” means any direct or indirect proposal, inquiry or offer made or delivered to DirectCash from any third party or group relating to:

(a)                                 any merger, consolidation, amalgamation, take-over bid, tender offer, exchange offer, arrangement, business combination, joint venture, reorganization, recapitalization, liquidation, dissolution, share exchange, spin-off or sale of assets (including any lease, license, long-term supply agreement or other arrangement having the same economic effect as a sale of assets) involving or relating to DirectCash and/or the DirectCash Subsidiaries;

(b)                                 any purchase or sale of shares or other securities of DirectCash and/or the DirectCash Subsidiaries and/or any right or interests therein;

(c)                                  any voting agreement, trust, partnership, proxy or other arrangement with respect to DirectCash and/or the DirectCash Subsidiaries; or

(d)                                 any transactions or arrangements similar to, or having the same effect or consequence as any of the foregoing;

which, in each case, in one or a series of related transactions, represents:

(e)                                  20% or more of the voting or equity securities of DirectCash (in terms of number of securities or voting power); or

(f)                                   20% or more of the consolidated assets, consolidated revenue or consolidated income of DirectCash and the DirectCash Subsidiaries (taken as a whole),

excluding the Arrangement and the transactions contemplated hereby;

“affiliate” has the meaning ascribed thereto in the Securities Act;

“Agreement”, “this Agreement”, “herein”, “hereto” and “hereof” and similar expressions mean this arrangement agreement, including the Recitals, as amended, supplemented or otherwise modified from time to time in accordance with the terms hereof and, where applicable, to the Schedules hereto;

“Antitrust Laws” means the UK Enterprise Act 2002 and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the transactions contemplated by this Agreement.

“Arrangement” means the arrangement under the provisions of Section 193 of the ABCA on the terms and subject to the conditions set forth in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the provisions of this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of DirectCash and the Parent, each acting reasonably;

“Arrangement Resolution” means the special resolution to approve the Arrangement to be presented to the DirectCash Shareholders at the DirectCash Meeting, substantially in the form set forth in Schedule “A” annexed hereto, with such amendments or variations as the Court may direct in the Interim Order with the consent of DirectCash and the Parent, each acting reasonably;

“Articles of Arrangement” means the articles of arrangement of DirectCash in respect of the Arrangement required under Subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted giving effect to the Arrangement, which shall include the Plan of Arrangement and otherwise be in form and content satisfactory to DirectCash and the Parent, each acting reasonably;

“Associated Person” has the meaning ascribed thereto in Section 3.1(jj);

“Authorization” means, with respect to any person, any order, permit, approval, consent, waiver, license or similar authorization of any Governmental Entity having jurisdiction over the person;

“Board” means the board of directors of DirectCash, as constituted from time to time;

“Business Day” means any day, other than a Saturday, a Sunday, a statutory holiday or a day on which banks in Calgary, Alberta are generally not open for business;

“Cashcard Acquisition” means the acquisition of certain assets pursuant to the asset purchase and sale agreement dated September 30, 2016 among DCPayments Australasia Pty Ltd., First Data Resources Australia Limited and Cashcard Australia Limited;

“Cash Consideration” means the cash amount to be paid for each Common Share pursuant to the terms of the Arrangement, being $19.00 per Common Share;

“Certificate of Arrangement” means the certificate or proof of filing to be issued by the Registrar pursuant to Subsection 193(11) or Subsection 193(12) of the ABCA in respect of the Articles of Arrangement giving effect to the Arrangement;

“Closing Date” has the meaning ascribed thereto in Section 2.4;

“Common Shares” means the common shares of DirectCash;

“Confidentiality Agreement” means the non-disclosure agreement between DirectCash and Cardtronics USA, Inc. dated June 6, 2016;

“Conflicted Director” means a director who has declared a conflict of interest in respect of the Acquisition pursuant to Section 120(1) of the ABCA;

“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding or other right or obligation (whether written or oral) to which DirectCash or any of the DirectCash Subsidiaries is a party or by which DirectCash or any of the DirectCash Subsidiaries is bound or affected or to which any of the DirectCash Assets is subject, other than, in each case, the DirectCash Compensation Plans;

“Court” means the Court of Queen’s Bench of Alberta in Calgary, Alberta;

“Data Room” means the virtual data room hosted by Firmex and maintained by the Financial Advisor;

“Data Room Materials” means the information contained in the files, reports, data, documents and other materials relating to DirectCash and the DirectCash Subsidiaries as made available to the Parent through the facilities of the Data Room and contained on a DVD provided by DirectCash to the Parent concurrently with entry into this Agreement;

“DC Bank Purchase Agreement” means the share purchase agreement, dated May 13, 2014, between DirectCash, Atlantis Financial Corp. and 1750621 Alberta ULC, as amended on December 31, 2014, September 29, 2015, and August 15, 2016;

“Depositary” means such person as Parent may appoint to act as depositary for the Common Shares in relation to the Arrangement, with the approval of DirectCash, acting reasonably;

“Designated Officers” means, collectively, Jeffrey Smith, President and Chief Executive Officer, Patrick Moriarty, Chief Financial Officer, Aimie Killeen, General Counsel and Amanda Gallacher, Vice President, Corporate Strategy and Acquisitions;

“DirectCash” has the meaning ascribed thereto in the Recitals;

“DirectCash Assets” means all of the assets, properties, Permits, rights or other privileges (whether contractual or otherwise) of DirectCash and the DirectCash Subsidiaries;

“DirectCash ATM” means an automated teller machine which is owned by DirectCash or the DirectCash Subsidiaries or owned by a third party for which DirectCash or the DirectCash Subsidiaries provide processing services (including, in some cases, maintenance, service and support);

“DirectCash Bailment Agreements” means, collectively: (i) the bailment facility agreement between DC Payments Australasia Pty Ltd. and National Australia Bank Limited dated July 4, 2012, as amended by an amendment deed dated February 27, 2014 and an amendment deed dated January 21, 2015; (ii) the amended and restated ABM bailment agreement dated effective November 1, 2013 between DirectCash Payments Inc. and Canadian Imperial Bank of Commerce; (iii) an agreement for the provision of cash dated November 10, 2013 between Cash Services Limited and Alliance & Leicester Cash Solutions Limited, as amended by a novation agreement dated January 14, 2015 among Cash Services Limited, DC Payments UK Limited and Santander UK PLC, as further amended by a first amending agreement dated March 10, 2015 and a second amending agreement dated March 10, 2015; and (iv) the cash bailment agreement dated September 30, 2016 between DC Payments Australasia Pty Ltd. and Australia and New Zealand Banking Group Limited;

“DirectCash Bridge Loan Agreement” means the bridge loan facility agreement dated September 30, 2016 among DirectCash Payments Inc., Bank of Montreal, BMO Nesbitt Burns Inc. and certain other lenders;

“DirectCash Circular” means the notice of the DirectCash Meeting and the accompanying DirectCash information circular, including all schedules, appendices and exhibits thereto, to be sent to the DirectCash Shareholders in connection with the DirectCash Meeting, as amended, supplemented or otherwise modified;

“DirectCash Compensation Plans” means all employment, health, welfare, supplemental unemployment benefit, bonus, profit sharing, option, stock appreciation, savings, insurance, incentive, incentive compensation, deferred compensation, share purchase, share compensation, equity, equity-based, disability, pension, retirement or supplemental retirement plans and other employee or director compensation or benefit plans, policies, trusts, funds, agreements or arrangements for the benefit of directors or former directors of DirectCash, the DirectCash Employees or former DirectCash Employees, including in respect of moving or relocation allowances, memberships or other perquisites, which are maintained by or binding upon DirectCash, or in respect of which DirectCash has any actual or potential liability or to which DirectCash contributes or is or was at any time required to contribute, including the DirectCash EPSP Agreement;

“DirectCash Credit Agreement” means the syndicated loan agreement dated August 13, 2015 among DirectCash, Bank of Montreal and the other lenders named therein, as amended by the first amendment agreement dated September 30, 2015, as further amended or restated from time to time, providing for the amended and restated revolving credit facility of DirectCash and the amended and restated reducing revolving credit facility of DirectCash, in each case due July 23, 2017, or such later date as may be agreed by the parties;

“DirectCash Employees” means all employees of DirectCash and the DirectCash Subsidiaries;

“DirectCash EPSP Agreement” means the revised plan services agreement & trust indenture dated March 31, 2016 between DirectCash Management Inc. and Computershare Trust Company of Canada as amended or restated from time to time, providing for the establishment of long-term employee profit sharing plan of DirectCash;

“DirectCash Executive Agreements” means the employment agreements between DirectCash (or an DirectCash Subsidiary) and certain executive officers and members of senior management of DirectCash;

“DirectCash Forward-Looking Information” has the meaning ascribed thereto in Section 3.1(l);

“DirectCash Financial Statements” means: (a) the audited consolidated financial statements of DirectCash as at and for the years ended December 31, 2015 and 2014, together with the notes thereto and the auditor’s report thereon; and (b) the unaudited interim financial statements of DirectCash as at and for the six months ended June 30, 2016, together with the notes thereto;

“DirectCash Indenture” means the Trust Indenture dated as of August 8, 2012 between DirectCash, certain DirectCash Subsidiaries and Valiant Trust Company, providing for, among other things, the issuance and terms of the DirectCash Notes;

“DirectCash Intellectual Property” has the meaning ascribed thereto in Section 3.1(x)(i);

“DirectCash Meeting” means the special meeting of the DirectCash Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with this Agreement and the Interim Order to consider the Arrangement Resolution and any other matters which may be properly proposed to be voted on by the DirectCash Shareholders;

“DirectCash Notes” means the $125,000,000 aggregate principal amount of 8.125% senior unsecured notes due August 8, 2019 issued pursuant to the DirectCash Indenture;

“DirectCash Organizational Documents” means, collectively: (a) the articles of amalgamation of DirectCash dated January 1, 2014; and (b) by-law no. 1 of DirectCash dated October 7, 2010;

“DirectCash Properties” has the meaning ascribed thereto in Section 3.1(cc)(i);

“DirectCash Public Disclosure Record” means all documents filed by or on behalf of DirectCash on SEDAR under the profile of DirectCash since January 1, 2014;

“DirectCash Shareholders” means the holders of the Common Shares;

“DirectCash Subsidiaries” means, collectively, DirectCash Management Inc., DirectCash Canada Limited Partnership, DirectCash ATM Management Partnership, DirectCash ATM Processing Partnership, DirectCash Armoured Car Inc., DirectCash Payments Australia Pty Ltd., DCP Holdings

Australia Pty Ltd., DC Payments Pty Ltd. (formerly Customers Limited), Firstpoint Payments Pty Ltd., Processing Services Australia Pty Ltd., Customers ATM Pty Ltd., Customers Operations Pty Ltd., DC Payments Australasia Pty Ltd. (formerly ATM Solutions Australasia Pty Ltd.), Ezeatm Services Pty. Ltd., DC Payments Prepaid Pty Ltd., Customers New Zealand Ltd., DC Payments New Zealand Limited, DirectCash Management Australia Pty Ltd., DC Payments Management Pty Ltd., DirectCash Management México S.A. de C.V., DSM Services S.A. de C.V., DirectCash Management UK Ltd., InfoCash Holdings Limited, DC Payments UK Limited, DC Payments Prepaid UK Limited, DirectCash USA, Inc. and DirectCash Payments Australia Limited Partnership, and “DirectCash Subsidiary” means any one of the foregoing entities, individually;

“Disclosure Letter” means the disclosure letter dated the date hereof regarding this Agreement that has been provided by DirectCash to the Parent;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement and the Interim Order;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement;

“Employee Obligations” means any obligations or liabilities of DirectCash and/or the DirectCash Subsidiaries to pay any amount to or on behalf of its directors, officers or employees for: (a) change of control payments triggered by the Acquisition; (b) cash bonuses in lieu of any payments to be made by DirectCash pursuant to the DirectCash EPSP Agreement for 2016 grants, the particulars of which have been disclosed in Section 1.1(a) of the Disclosure Letter; (c) the accelerated payment of certain cash bonuses due in 2016, the particulars of which have been disclosed in Section 1.1(a) of the Disclosure Letter; and/or (d) severance, termination or relocation payments resulting from a termination of employment in connection with a change of control of DirectCash, but does not include any obligation or liability for salary, accrued bonuses, benefits, vacation pay and directors’ fees in the ordinary course, in each case in amounts consistent with historic practices;

“Exchange” means the Toronto Stock Exchange;

“Fairness Opinion” means the opinion from the Financial Advisor to the Special Committee and the Board as to the fairness, from a financial point of view, of the Cash Consideration being offered under the Arrangement to the DirectCash Shareholders;

“Final Order” means the final order of the Court approving the Arrangement pursuant to paragraph 193(9)(a) of the ABCA, as such order may be amended by the Court with the consent of DirectCash and the Parent, each acting reasonably, at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both DirectCash and the Parent, each acting reasonably) on appeal;

“Financial Advisor” means BMO Nesbitt Burns Inc.;

“GAAP” means International Financial Reporting Standards, as adopted by the Canadian Accounting Standards Board;

“Governmental Entity” means: (a) any multinational, federal, provincial, territory, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, commission, agency, board, agent or authority of any of the foregoing; (c) the Exchange; or (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“including” means including without limitation, and “include” and “includes” have corresponding meanings;

“Indebtedness” means, with respect to any person, without duplication: (a) indebtedness of such person for borrowed money, secured or unsecured; (b) every obligation of such person evidenced by bonds, debentures, notes, derived obligations or other similar instruments; (c) every obligation of such person to pay the deferred purchase price of property or services, except trade accounts payable and other current liabilities arising in the ordinary course of business; (d) every obligation of such person under purchase money mortgages, conditional sale agreements or other similar instruments relating to purchased property or assets; (e) every capitalized or non-consolidated lease obligation of such person; (f) every obligation of such person under Swaps (valued at the termination value thereof); (g) every obligation of such person, contingent or otherwise, under acceptance credit, letters of credit or similar facilities; and (h) every obligation of the type referred to above of any other person, the payment of which such person has guaranteed or for which such person is otherwise responsible or liable;

“Intellectual Property” means any and all intellectual property (whether foreign or domestic, registered or unregistered) under any Laws, including: (a) all inventions, patents, patent applications and patent disclosures, together with all reissuances, continuations, continuations-in-part, divisions, revisions, extensions and re-examinations thereof; (b) all trademarks, trade-names, logos, business names, corporate names and telephone numbers, domain names and other indicia of origin, and all registrations, renewals and applications for registration thereof and all goodwill associated therewith and symbolized thereby; (c) all copyrightable works, copyrights, industrial designs and software in source code or object code form, and all registrations, renewals and extensions and applications for registration thereof; and (d) all confidential information, including all trade secrets, processes, procedures, know-how, methods, data, compilations, databases and the information contained therein, together with, to the extent applicable, all copies and tangible embodiments of the foregoing (in whatever form or medium);

“Interim Order” means the interim order of the Court under Subsection 193(4) of the ABCA, as contemplated by Section 2.3, providing for, among other things, the calling and holding of the DirectCash Meeting, as the same may be amended by the Court with the consent of DirectCash and the Parent, each acting reasonably;

“Investment Canada Act” means the Investment Canada Act, R.S.C. 1985, c. 28 (1st Supp), as amended;

“Law” or “Laws” means all laws (including common law), statutes, by-laws, rules, regulations, principles of law and equity, orders, codes, protocols, guidelines, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, Securities Laws and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, and the term “applicable” with respect to such Laws (including Securities Laws) and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or Parties or its business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;

“Leased Properties” has the meaning ascribed thereto in Section 3.1(cc)(i);

“Legal Actions” means all claims, actions, causes of actions, enquiries, applications, suits, demands, arbitrations, mediations, charges, indictments, hearings or other civil, criminal, administrative or investigative proceedings, audits or other investigations or examinations;

“Liens” means any mortgage, charge, hypothec, prior claim, lien, pledge, assignment for security, security interest, guarantee, right of third parties or other encumbrance, or any collateral securing the payment obligations of any person, as well as any other agreement or arrangement with any similar effect whatsoever;

“Lock-Up Agreements” means the agreements to vote in favour of the Arrangement Resolution from all of the directors and officers of DirectCash, substantially in the form set forth in Schedule “C” annexed hereto;

“Matching Period” has the meaning ascribed thereto in Section 7.2(g)(vi);

“Material Adverse Effect” means, with respect to DirectCash, any change, event, effect, occurrence, state of facts, development, condition or circumstance (each of the foregoing, an “Effect”), that individually is or in the aggregate are, or would reasonably be expected to be, material and adverse to the business, operations, results of operations or condition (financial or otherwise) of DirectCash and the DirectCash Subsidiaries (taken as a whole), other than any Effect resulting from or arising in connection with:

(a)                                 any change or development generally affecting the industries in which DirectCash and the DirectCash Subsidiaries operate, including any change in network rules;

(b)                                 general political, economic, financial, currency exchange, securities or credit market conditions;

(c)                                  any proposal or change in applicable Laws or any interpretation or administration of applicable Laws by any Governmental Entity, or any change in GAAP after the date hereof;

(d)                                 the announcement of the execution this Agreement or the transactions contemplated herein;

(e)                                  any actions taken (or omitted to be taken) by DirectCash expressly required by this Agreement or to which the Parent have provided prior written consent;

(f)                                   any changes in the market price or trading volumes of the Common Shares of DirectCash, (provided, however, that the causes underlying such changes may be considered to determine whether such causes constitute a Material Adverse Effect);

(g)                                  terrorism, war (whether or not declared), armed hostilities, riots, insurrection, civil disorder, military conflicts, political instability or other armed conflict, national calamity, natural disaster, crisis or emergency or any response by a Governmental Entity to any of the foregoing; or

(h)                                 the failure, in and of itself, of DirectCash to meet any internal or published projections, forecasts or estimates (provided, however, that such changes may be considered to determine whether such causes constitute a Material Adverse Effect), provided, however, that (A) with respect to the foregoing clauses (a) and (b), such Effect shall be taken into account in determining a Material Adverse Effect to the extent it disproportionately affects DirectCash and the DirectCash Subsidiaries (taken as a whole) compared to other companies operating in the industries and geographic markets in which DirectCash and the DirectCash Subsidiaries carry on their business; and (B) references in certain Sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative for purposes of determining whether a “Material Adverse Effect” has occurred.

“Material Contracts” means:

(a)                                 the DirectCash Credit Agreement;

(b)                                 the DirectCash Indenture;

(c)                                  the DirectCash Bailment Agreements;

(d)                                 the DirectCash Bridge Loan Agreement;

(e)                                  the software license and services master agreement dated November 6, 2014 between DirectCash and ACI Worldwide (Canada) Inc.;

(f)                                   any Contract that provides for the purchase or sale of products or services between DirectCash and/or the DirectCash Subsidiaries and each of its ten (10) largest customers or suppliers (by dollar amount for the most recent fiscal year in each of Australia, the United Kingdom and Canada);

(g)                                  any partnership, joint venture, long-term alliance or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture material to DirectCash and the DirectCash Subsidiaries (taken as a whole) or in which DirectCash or any of the DirectCash Subsidiaries owns any equity interest valued at more than $2,000,000  without regard to percentage voting or economic interest;

(h)                                 any Contract (other than solely among direct or indirect wholly owned DirectCash Subsidiaries) with respect to Indebtedness of DirectCash in excess of $8,000,000 individually; or

(i)                                     any Contract that (A) purports to limit in any material respect the right of DirectCash or any DirectCash Subsidiary to engage in any line of business or to compete with any Person or operate in any location or purports to limit in any material respect the ability of DirectCash or any of the DirectCash Subsidiaries to sell, transfer, pledge or otherwise dispose of any material assets or businesses of DirectCash and the DirectCash Subsidiaries (taken as a whole), (B) creates an exclusive dealing arrangement, right of first offer or refusal or most favored nation arrangement; or (C) contains a put, call or similar right pursuant to which DirectCash or any of the DirectCash Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than $1,000,000 individually;

“material fact” has the meaning ascribed thereto in the Securities Act;

“MI 61-101” means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions;

“misrepresentation” has the meaning ascribed thereto in the Securities Act;

“Money Laundering Laws” has the meaning ascribed thereto in Section 3.1(ii);

“Mutual Releases” has the meaning ascribed thereto in Section 7.10;

“Outside Date” means January 31, 2017, provided that the Parties may mutually agree in writing to extend the Outside Date;

“Owned Properties” has the meaning ascribed thereto in Section 3.1(cc)(i);

“Parent” has the meaning ascribed thereto in the Recitals;

“Parent Affiliate” has the meaning ascribed thereto in Section 2.15;

“Parties” means, collectively, the Parent and DirectCash, and “Party” means any one of them;

“Permit” means any license, permit, certificate, consent, order, grant, easement, variance, covenant, approval, classification, registration, exemption or other authorization of and from any person, including any Governmental Entity;

“Permitted Liens” means:

(a)                                 Liens in respect of the DirectCash Credit Agreement;

(b)                                 Liens in respect of the DirectCash Bridge Loan Agreement;

(c)                                  Liens, adverse claims, penalties and other encumbrances identified in respect of the DirectCash Assets as disclosed in Section 1.1(b) of the Disclosure Letter;

(d)                                 easements, rights of way, servitudes and similar rights in land, including rights of way and servitudes for highways and other roads, railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light, power, telephone, telegraph or cable television conduits, poles, wires and cables, in existence on the date of this Agreement;

(e)                                  rights reserved to or vested in any Governmental Entity by the terms of any lease or Permit forming part of the DirectCash Assets, or by any statutory provision, to terminate any lease or Permit forming part of the DirectCash Assets, or to require annual or other periodic payments as a condition of the continuance of their continuance;

(f)                                   customary rights reserved to or vested in any Governmental Entity to control or regulate any of the DirectCash Assets in any manner; provided that such Liens, encumbrances, exceptions, agreements, restrictions, limitations, Contracts and rights (i) were not incurred in connection with any Indebtedness and (ii) do not, individually or in the aggregate, have a material adverse effect on the value or materially impair or add material cost to the use of the subject property;

(g)                                  Liens for Taxes, assessments or governmental charges which are not due or which are due and that are being appealed in good faith and in respect of which adequate reserves have been established in accordance with GAAP in the DirectCash Financial Statements;

(h)                                 the right reserved or vested in any person to create or incur a Lien that is a mechanics’ lien, builders’ lien or materialmens’ lien in respect of services rendered or goods supplied, but only to the extent such Lien relates to goods or services for which payment is not due;

(i)                                     Liens incurred, created and granted in the ordinary course of business to a public utility, municipality or Governmental Entity in connection with operations conducted with respect to the DirectCash Assets, but only to the extent such Liens relate to costs and expenses for which payment is not due;

(j)                                    Permitted Encumbrances (as that term is defined in the DirectCash Credit Agreement, to the extent not already provided for by paragraphs (a) to (h) of this definition of Permitted Liens); and

(k)                                 Permitted Liens (as that term is defined in the DirectCash Indenture, to the extent not already provided for by paragraphs (a) to (h) of this definition of Permitted Liens);

“person” includes an individual, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, unincorporated organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement substantially in the form set forth in Schedule “B” annexed hereto and any amendments or variations thereto made in accordance with the provisions of the Plan of Arrangement or made at the direction of the Court with the consent of DirectCash and the Parent, each acting reasonably;

“Recitals” means the recitals of this Agreement;

“Record Date” means the record date determined for identifying the DirectCash Shareholders entitled to vote at the DirectCash Meeting;

“Registrar” means the Registrar of Corporations duly appointed under Section 263 of the ABCA;

“Regulatory Approvals” means any Authorization required under, and compliance with, any applicable requirements of the Antitrust Laws or the Investment Canada Act;

“Returns” means all returns, reports, filings, forms, extensions, elections, designations, notices, schedules, statements, estimates, declarations of estimated tax, information statements and returns, including any amendments, attachments, appendices and exhibits thereto, made, prepared, filed or required to be filed with a Governmental Entity with respect to Taxes;

“Securities Act” means the Securities Act (Alberta);

“Securities Authorities” means the Exchange and the securities commissions and other securities regulatory authorities in each of the provinces of Canada;

“Securities Laws” means the Securities Act, all other applicable Canadian securities laws and all rules and regulations and published policies thereunder and applicable stock exchange rules of the Exchange;

“Shareholders’ Vote” has the meaning ascribed thereto in Section 2.3(c);

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Special Committee” means the special committee of independent directors of the Board;

“subsidiary” has the meaning ascribed thereto in the Securities Act;

“Superior Proposal” means an unsolicited bona fide written Acquisition Proposal made after the date of this Agreement by one or more third parties:

(a)                                 to acquire not less than 100% of the outstanding Common Shares or all or substantially all of the DirectCash Assets;

(b)                                 that did not result from a breach of Section 7.2;

(c)                                  is not subject to either a (A) financing condition or (B) a due diligence or access condition that would allow greater access to the books, records or personnel of DirectCash or the DirectCash Subsidiaries than was made available to the Parent prior to the date of this Agreement;

(d)                                 that the Board and the Special Committee have determined in good faith (after receipt of advice from its financial advisor(s) and outside legal counsel) is reasonably capable of completion at the time and on the terms proposed, taking into account all financial, legal, regulatory and other aspects of such proposal;

(e)                                  in respect of which the Board and the Special Committee determines in good faith (after receipt of advice from outside legal counsel with respect to (i) below and its financial advisor(s) with respect to (ii) below) that: (i) the failure to recommend such Acquisition Proposal to the DirectCash Shareholders would be inconsistent with its fiduciary duties under applicable Laws; and (ii) such Acquisition Proposal, if consummated in accordance with its terms, would reasonably be expected to result in a transaction more favourable to the DirectCash Shareholders, from a financial point of view, than the Arrangement, including any adjustment to the terms and conditions of the Arrangement proposed by the Parent pursuant to Section 7.2 of this Agreement; and

(f)                                   that complies with all Securities Laws;

“Superior Proposal Notice” has the meaning ascribed thereto in Section 7.2(g)(iv);

“Swaps” means any transaction which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, hedge, commodity option, equity or equity index swap, equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, forward sale, exchange traded futures contract or any other similar transaction (including any option with respect to any of these transactions or any combination of these transactions);

“Systems” has the meaning ascribed thereto in Section 3.1(dd);

“Tax Act” means the Income Tax Act (Canada);

“Tax” or “Taxes” means any and all domestic and foreign federal, state, provincial, territorial, municipal and local taxes, assessments and other governmental charges, duties, impositions, liabilities, levies and other charges or assessment of any kind whatsoever imposed by any Governmental Entity, including Canada Pension Plan and provincial pension plan contributions, installments, unemployment insurance contributions and employment insurance contributions, worker’s compensation and deductions at source, including taxes based on or measured by gross receipts, gross income, net income, profits, sales, capital, use and occupation, and including goods and services, harmonized value added, ad valorem, transfer, franchise, withholding, customs, payroll, stamp, recapture, premium, windfall profits, employment, excise and property duties and taxes, together with any interest, penalties, fines and additions imposed with respect to such amounts;

“Termination Fee” has the meaning ascribed thereto in Section 7.3;

“Transferred Information” means the personal information (namely, information about an identifiable individual other than their business contact information when used or disclosed for the purpose of contacting such individual in that individual’s capacity as an employee or an official of an organization and for no other purpose), where permitted under that jurisdiction, to be disclosed or conveyed to one Party or any of its representatives or agents (a “Recipient”) by or on behalf of another Party (a “Disclosing Party”) as a result of or in conjunction with the transactions contemplated hereby, and includes all such personal information disclosed to the Recipient prior to the execution of the Agreement; and

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934.

1.2                               Interpretation Not Affected by Headings

The division of this Agreement into Articles and Sections and the insertion of a table of contents and headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof. Unless something in the subject matter or context is inconsistent therewith, references herein to Recitals, Articles, Sections and Schedules are to Recitals, Articles and Sections of and Schedules to this Agreement.

1.3                               Interpretation

In this Agreement words importing the singular number include the plural and vice versa, and words importing any gender include all genders. The term “third party” means any person other than DirectCash, the DirectCash Subsidiaries, Parent and their respective affiliates. Any reference in this Agreement to documents and information “made available” to the Parent with respect to DirectCash or any DirectCash Subsidiary means that such documents and information have been uploaded to the Data Room and form part of the Data Room Materials.

1.4                               Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day.

1.5                               Statutory References

In this Agreement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute is to that statute as now enacted or as the same may from time to time be amended, re-enacted or replaced and includes any regulations made thereunder.

1.6                               Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

1.7                               Accounting Principles

All accounting terms used in this Agreement are to be interpreted in accordance with GAAP and all determinations of an accounting nature in respect of DirectCash required to be made shall be made in a manner consistent with GAAP.

1.8                               Knowledge

In this Agreement, references to “the knowledge of DirectCash” means the actual knowledge of each of the Designated Officers after reasonable inquiry, but does not include the knowledge or awareness of any other individual or any constructive, implied or imputed knowledge.

1.9                               Subsidiaries

To the extent any covenants or agreements relate, directly or indirectly, to a DirectCash Subsidiary, each such provision shall be construed as a covenant by DirectCash to cause (to the fullest extent to which it is legally capable) such DirectCash Subsidiary to perform the required action.

1.10                        Interpretation Not Affected by Party Drafting

The Parties acknowledge that their respective legal counsel have reviewed and participated in negotiating, drafting and settling the terms of this Agreement, and the Parties agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party will not be applicable in the interpretation of this Agreement.

1.11                        Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form an integral part hereof:

Schedule “A” — Special Resolution of the DirectCash Shareholders

Schedule “B” — Plan of Arrangement

Schedule “C” — Form of Lock-Up Agreement

Schedule “D” — Form of Non-Competition Agreement

ARTICLE II
THE ARRANGEMENT

2.1                               Arrangement

The Parent and DirectCash agree that the Arrangement shall be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement.

2.2                               Implementation Steps by DirectCash

Subject to the terms and conditions of this Agreement, DirectCash covenants in favour of the Parent that DirectCash shall:

(a)                                 deliver to the Parent, within 10 Business Days of execution of this Agreement (and in any event not later than the day on which an application for Interim Order must be made by DirectCash in accordance with this Agreement), the Lock-up Agreements which have been executed by all of the directors and officers of DirectCash as well as the agreed upon DirectCash Shareholder;

(b)                                 subject to the terms of this Agreement, as soon as reasonably practicable, but in any event in sufficient time to hold the DirectCash Meeting in accordance with Section 2.2(c), apply in a manner reasonably acceptable to the Parent under Section 193 of the ABCA for the Interim Order and use reasonable efforts to make such application on or before October 24, 2016;

(c)                                  subject to the terms of this Agreement and in accordance with the Interim Order, as soon as reasonably practicable (and DirectCash shall do so by December 2, 2016), convene and hold the DirectCash Meeting for the purpose of considering the Arrangement Resolution in accordance with the Interim Order, the DirectCash Organizational Documents and applicable Laws;

(d)                                 consult with the Parent in fixing the date of the DirectCash Meeting and the Record Date and not change the date of the DirectCash Meeting or Record Date without the Parent’s prior written consent, unless required by Law or as otherwise permitted by this Agreement;

(e)                                  unless this Agreement shall have been terminated in accordance with Section 8.2, as required for quorum purposes or in accordance with Section 7.2(j), not adjourn, postpone or cancel the DirectCash Meeting or fail to put the Arrangement Resolution before the DirectCash Shareholders for their consideration without the Parent’s prior written consent, acting reasonably; provided, however, that DirectCash shall be entitled to adjourn or postpone the DirectCash Meeting without the written consent of the Parent to a date determined by the Board following the receipt of an Acquisition Proposal so long as such adjournment or postponement is not later than 10 Business Days after the date on which the DirectCash Meeting was scheduled or less than 10 Business Days prior to the Outside Date;

(f)                                   solicit from the DirectCash Shareholders proxies in favour of the approval of the Arrangement Resolution (which shall, at the sole discretion of the Parent, include the engagement by DirectCash of a proxy solicitation agent to solicit proxies, provided that if this Agreement is terminated pursuant to Section 8.2(b) the Parent shall reimburse

DirectCash for all reasonable expenses of such proxy solicitation agent) and against any resolution that is inconsistent with the Arrangement Resolution and the completion of the transactions contemplated hereby, and, through the Special Committee and the Board, recommend that the DirectCash Shareholders vote in favour of the Arrangement;

(g)                                  subject to obtaining such approvals as are required by the Interim Order and if the Arrangement Resolution is passed at the DirectCash Meeting, proceed with and diligently pursue the application to the Court for the Final Order not later than three (3) Business Days after the Arrangement Resolution is passed at the DirectCash Meeting and thereafter use its reasonable commercial efforts to obtain the Final Order; and

(h)                                 subject to obtaining the Final Order: (i) file the Articles of Arrangement, the Final Order and such other documents as may be required to give effect to the Arrangement with the Registrar; and (ii) obtain the Certificate of Arrangement from the Registrar.

2.3                               Interim Order

The notice of originating application for the Interim Order referred to in Section 2.2(a) shall request that the Interim Order provide, among other things:

(a)                                 for the calling and holding of the DirectCash Meeting, including the confirmation of the Record Date for determining the classes of persons to whom notice is to be provided in respect of the Arrangement and the DirectCash Meeting and for the manner in which such notice is to be provided;

(b)                                 that the DirectCash Shareholders shall be entitled to vote with respect to the Arrangement Resolution, with each DirectCash Shareholder being entitled to one vote for each Common Share held;

(c)                                  that, subject to the approval of the Court, the requisite approval for the Arrangement Resolution by the DirectCash Shareholders shall be

(i)                                     not less than 66 2/3% of the votes cast on the Arrangement Resolution by the DirectCash Shareholders present in person or represented by proxy at the DirectCash Meeting; and

(ii)                                  a majority of the votes cast by the DirectCash Shareholders present in person or by proxy at the DirectCash Meeting, after excluding the votes cast by those persons whose votes must be excluded pursuant to MI 61-101;

(collectively, the “Shareholders’ Vote”)

(d)                                 that the terms, restrictions and conditions of the DirectCash Organizational Documents, including quorum requirements and all other matters, shall apply in respect of the DirectCash Meeting;

(e)                                  for the grant of the Dissent Rights to registered DirectCash Shareholders in the manner contemplated in the Plan of Arrangement;

(f)                                   for the notice requirements with respect to the presentation of the application to the Court for a Final Order;

(g)                                  that the DirectCash Meeting may be adjourned or postponed from time to time in accordance with this Agreement without the need for additional approval by the Court;

(h)                                 that the Record Date will not change in respect of or as a consequence of any adjournment or postponement of the DirectCash Meeting, unless required by Law;  and

(i)                                     for such other matters as the Parent may reasonably require, subject to the prior written consent of DirectCash, such consent not be unreasonably withheld or delayed.

2.4                               Filing Articles of Arrangement and Issuance of Certificate of Arrangement

As soon as is reasonably practicable, but in no event prior to January 3, 2017 and no later than the third Business Day after the satisfaction or waiver (subject to applicable Laws) of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Closing Date, but subject to the satisfaction or, where permitted, waiver of those conditions as of the Closing Date) set forth in Article VI, unless another time or date is agreed to in writing by the Parties, but in any event, no later than the Outside Date (the “Closing Date”), DirectCash shall send to the Registrar the Articles of Arrangement, the Final Order and such other documents as may be required to give effect to the Arrangement and the Registrar shall then issue the Certificate of Arrangement giving effect to the Arrangement.

2.5                               Closing

The closing of the transactions contemplated hereby and by the Arrangement will take place at the offices of Bennett Jones LLP, in Calgary, Alberta, Canada, or at such other location as may be agreed upon by DirectCash and the Parent, or by electronic exchange of documents, on the Closing Date.

2.6                               DirectCash Circular

Subject to compliance with Section 2.7, as promptly as reasonably practicable after the execution and delivery of this Agreement, DirectCash shall prepare the DirectCash Circular together with any other documents required by the Securities Laws or other applicable Laws in connection with the DirectCash Meeting required to be filed or prepared by DirectCash, and, subject to Section 2.7(b), as promptly as is reasonably practicable after the execution and delivery of this Agreement (and DirectCash shall do so by November 1, 2016), DirectCash shall, unless otherwise agreed by the Parties, cause the DirectCash Circular and other documentation required in connection with the DirectCash Meeting to be sent to the DirectCash Shareholders and be filed as required by the Interim Order and applicable Laws. The DirectCash Circular shall state that the Board, based on, among other things, the recommendation of the Special Committee, has unanimously (subject to the abstention of one Conflicted Director): (a) determined that the Arrangement is in the best interests of DirectCash; (b) determined that the Arrangement is fair from a financial point of view to the DirectCash Shareholders; (c) approved the Arrangement, this Agreement and the transactions contemplated hereby; and (d) resolved to recommend that the DirectCash Shareholders vote in favour of the Arrangement.

2.7                               Preparation of the DirectCash Circular

(a)                                 The Parties shall cooperate in the preparation, filing and mailing of the DirectCash Circular. DirectCash shall promptly provide the Parent and their representatives with a reasonable opportunity to review and comment on drafts of the DirectCash Circular and other documents related thereto, including by providing, on a timely basis, a description of any information required to be supplied by the Parent for inclusion in the DirectCash Circular, prior to its mailing to the DirectCash Shareholders and filing in accordance with the Interim Order and applicable Laws and DirectCash shall accept the reasonable comments of the Parent and their legal counsel, provided, however, that notwithstanding anything to the contrary herein (i) all information relating solely to the Parent and its affiliates (including the Parent Affiliate) included in the DirectCash Circular shall be in form and content satisfactory to the Parent, and (ii) any disclosure contained in the DirectCash Circular with respect to related party arrangements involving DC Bank (including the proposed termination or amendment thereof) shall be in form and content satisfactory to the Parent, subject to the overriding obligation of DirectCash to comply with applicable Laws.

(b)                                 The Parent shall provide DirectCash with any information for inclusion in the DirectCash Circular that may be required under applicable Laws and/or is reasonably requested by DirectCash.

(c)                                  DirectCash shall ensure that the DirectCash Circular (other than disclosure relating to and provided by the Parent) complies with the Interim Order and all applicable Laws and, without limiting the generality of the foregoing, that the DirectCash Circular does not, at the time of mailing the DirectCash Circular, contain any misrepresentation with respect to the information included in the DirectCash Circular as provided by DirectCash.

(d)                                 The Parent shall ensure that the information provided by them for inclusion in the DirectCash Circular (which information shall be limited to that provided by written document and identified for inclusion in the DirectCash Circular) does not, at the time of the mailing the DirectCash Circular, contain any misrepresentation.

(e)                                  Each of the Parties shall promptly notify the other Parties if at any time before the Effective Time it becomes aware that the DirectCash Circular, an application for a Regulatory Approval or any other order, registration, consent, circular, filing, ruling, exemption, no action letter or other approval under applicable Laws contains a misrepresentation, or of information that otherwise requires an amendment or supplement to the DirectCash Circular, or such circular or filing, as applicable, and the Parties shall cooperate in the preparation of such amendment or supplement as required, including the distribution and filing of such amendment or supplement by DirectCash.

(f)                                   DirectCash will promptly inform the Parent of any requests or comments made by Securities Authorities in connection with the DirectCash Circular. Each of the Parties will cooperate with the other Parties and shall diligently do all such acts and things as may be necessary in the manner contemplated in the context of the preparation of the DirectCash Circular and use its reasonable commercial efforts to resolve all requests or comments made by such Securities Authorities with respect to the DirectCash Circular and any other required filings under Securities Laws as promptly as practicable after receipt thereof.

2.8                               Court Proceedings

DirectCash shall provide the Parent and their legal counsel with a reasonable opportunity to review and comment upon drafts of the Interim Order, the Final Order and all other material to be filed with the Court in connection with the Arrangement, including by providing, on a timely basis, a description of any information required to be supplied by the Parent for inclusion in such material, prior to the service and filing of that material, and shall accept the reasonable comments of the Parent and their legal counsel with respect to any such information required to be supplied by the Parent and included in such material and shall reasonably consider their comments with respect to any other matters contained therein. DirectCash shall ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. In addition, DirectCash shall not object to legal counsel to the Parent making such submissions on the application for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided that such submissions are consistent with this Agreement and the Plan of Arrangement and provided further that DirectCash and its legal counsel are advised of the nature of any such submissions prior to the hearing. DirectCash shall also provide legal counsel to the Parent on a timely basis with copies of any notice and evidence served on DirectCash or its legal counsel in respect of the application for the Final Order or any appeal therefrom and any notice, written or oral, indicating the intention of any person to appeal or oppose the granting of the Interim Order or the Final Order. Subject to applicable Laws, DirectCash shall not file any material with, or make any submissions to, the Court in connection with the Arrangement or serve any such material, and shall not agree to modify or amend materials so filed or served, except as contemplated hereby or with the Parent’s prior written consent, such consent not to be unreasonably withheld or delayed; provided that nothing herein shall require the Parent to agree or consent to any increased purchase price or other consideration or other modification or amendment to such filed or served materials that expands or increases the Parent’s obligations set forth in any such filed or served materials or under this Agreement.

2.9                               Public Communications

The initial news release with respect to this Agreement, the Arrangement and/or the transactions with respect thereto shall be mutually agreed to by DirectCash and the Parent, acting reasonably. The Parties shall advise, consult and cooperate with each other prior to issuing, or permitting any of its directors, officers, employees or agents to issue, any news releases or otherwise make public statements with respect to this Agreement, the Arrangement and/or the transactions with respect thereto from the date hereof until the Effective Time. The Parties shall not issue any such news releases or make any such public statement prior to such consultation, except as may be required by applicable Law, including, for greater certainty, in order to fulfill continuous disclosure obligations under the Securities Laws (or any other applicable securities laws) or the fiduciary duties of the applicable board of directors and only after using its reasonable commercial efforts to consult each other taking into account the time constraints to which it is subject as a result of such Law. The Party making such disclosure shall give reasonable consideration to any comments made by the other Party or its counsel, and if such prior notice is not possible, shall give such notice immediately following the making of such disclosure or filing.

2.10                        Fairness Opinion

DirectCash represents that as of the date hereof it: (a) has received an opinion of the Financial Advisor to the effect that, as of such date, the Cash Consideration to be received by the DirectCash Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the DirectCash Shareholders and that such Fairness Opinion has not been withdrawn, revoked or modified; and (b) has been advised by the Financial Advisor that the Financial Advisor will provide a written opinion to that effect for inclusion in the DirectCash Circular.

2.11                        Lock-Up Agreements

Concurrent with the execution and delivery of this Agreement, the Parties acknowledge that (a) substantially all of the directors and officers of DirectCash and a certain agreed upon DirectCash Shareholder have executed and delivered Lock-Up Agreements, pursuant to which they have agreed, among other things, to vote their Common Shares in favour of the Arrangement Resolution, and (b) DirectCash shall deliver to the Parent executed Lock-up Agreements not later than 10 Business Days following the date hereof (and in any event not later than the date an application is made for the Interim Order by DirectCash in accordance with terms of this Agreement). The Parties agree that the DirectCash Circular shall reflect the execution and delivery of such Lock-Up Agreements and the intention of such DirectCash Shareholders to vote their Common Shares in favour of the Arrangement Resolution.

2.12                        Withholding Taxes

The Parent, DirectCash and the Depositary, as applicable, shall be entitled to deduct and withhold from any consideration otherwise payable under the Plan of Arrangement such amounts as the Parent, DirectCash and the Depositary, as applicable, are required to deduct and withhold from such consideration in accordance with applicable Laws with respect to Taxes. Any such amounts so deducted and withheld shall be remitted to the appropriate Governmental Entity on a timely basis in accordance with applicable Laws. Any such amounts deducted and withheld from the consideration payable pursuant to the Plan of Arrangement shall be treated for all purposes under this Agreement as having been paid to the person in respect of which such deduction, withholding and remittance was made.

2.13                        Treatment of DirectCash EPSP Awards and Other Payments

(a)                                 In this Section 2.13, the following terms shall have the following meanings:

(i)                                     “DirectCash EPSP Awards” means, collectively, the DirectCash EPSP Share Awards and the DirectCash EPSP Tax Awards;

(ii)                                  “DirectCash EPSP Beneficiaries” means the individuals designated as beneficiaries under the DirectCash EPSP Agreement;

(iii)                               “DirectCash EPSP Share Awards” means the Common Shares (whether vested or unvested) granted to the DirectCash EPSP Beneficiaries pursuant to the DirectCash EPSP Agreement; and

(iv)                              “DirectCash EPSP Tax Awards” means the cash contributions to be used to pay Taxes under the Tax Act on behalf of the DirectCash EPSP Beneficiaries pursuant to the DirectCash EPSP Agreement.

(b)                                 All material details respecting the DirectCash EPSP Awards outstanding as of the date hereof have been disclosed in the Data Room Materials, including:

(i)                                     the DirectCash EPSP Beneficiaries and the number and nature of DirectCash EPSP Awards held by them; and

(ii)                                  the vesting dates.

(c)                                  Notwithstanding anything to the contrary in this Agreement, the Parties acknowledge and agree that the Board or a committee thereof may approve the accelerated vesting of the DirectCash EPSP Awards, and the early payment of the DirectCash EPSP Tax Awards associated with such accelerated vesting, effective at or before the Effective Time and conditional upon the completion of the Arrangement and all such other matters as are necessary or desirable to effect the foregoing.

(d)                                 The Parties acknowledge and agree that the DirectCash EPSP Beneficiaries who have unvested DirectCash EPSP Share Awards allocated to them are entitled to instruct

                                                Computershare Trust Company of Canada as to the voting of such unvested DirectCash EPSP Share Awards in respect of the Arrangement Resolution at the DirectCash Meeting.

(e)                                  Notwithstanding anything to the contrary in this Agreement, the Parties acknowledge and agree that DirectCash shall pay the Employee Obligations effective at the Effective Time and conditional upon the completion of the Arrangement, which, for greater certainty, shall include the change of control payments payable to the Designated Officers pursuant to the DirectCash Executive Agreements as disclosed in Section 2.13(e) of the DirectCash Disclosure Letter, regardless of whether such persons are terminated at the Closing Date. The Parties further acknowledge that DirectCash shall satisfy 2016 annual cash bonuses and cash-in-lieu of EPSP awards for 2016 on or about December 16, 2016, all as further detailed in Section 1.1 of the Disclosure Letter.

2.14                        Application of Funds by Depositary

Upon completion of the Arrangement, Parent shall cause the Depositary to apply the funds deposited with the Depositary as contemplated in Section 6.3(c) to make the payments required by the Plan of Arrangement.

2.15                        Parent Affiliate

Notwithstanding anything  to the contrary herein, the Parent may at any time delegate the performance of its obligations under this Agreement (together with any of the Parent’s rights and entitlements) to an affiliate of the Parent (the “Parent Affiliate”), provided that:

(a)                                 such assignment shall happen not later than five Business Days prior to the date on which an application for Interim Order is required to be made by DirectCash in accordance with the terms of this Agreement;

(b)                                 the Parent Affiliate will sign a joinder agreement, in form reasonably acceptable to the Parent and DirectCash, each acting reasonably and in good faith, pursuant to which the Parent Affiliate shall agree to be bound by the terms and conditions of this Agreement;  and

(c)                                  the Parent shall remain fully responsible for the performance of the delegated obligation and the Parent hereby guarantees, covenants and agrees to be jointly and severally liable with the Parent Affiliate for the due and punctual performance of the obligations of the Parent Affiliate arising under this Agreement and the Plan of Arrangement by virtue of such assignment.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF DIRECTCASH

3.1                               Representations and Warranties

Contemporaneously with the execution and delivery of this Agreement, DirectCash is delivering to the Parent certain written disclosures set forth in the Disclosure Letter, which shall constitute an integral part of this Agreement and modify the representations and warranties of DirectCash contained in this Agreement.

DirectCash represents and warrants to and in favour of the Parent as follows:

(a)                                 Board Approval. As of the date hereof, the Board, based upon, among other things, the recommendation of the Special Committee, after consultation with its financial and legal advisors, has unanimously (subject to the abstention of one Conflicted Director): (i) determined that the Arrangement is in the best interests of DirectCash; (ii) determined that this Agreement and the Arrangement are fair from a financial point of view to the DirectCash Shareholders; and (iii) resolved to recommend that the DirectCash Shareholders vote in favour of the Arrangement Resolution. The Board, based upon, among other things, the recommendation of the Special Committee, has unanimously (with one director abstaining) approved the Arrangement and the execution and delivery of this Agreement and the performance of the terms hereof by DirectCash. The Special Committee and the Board have received a Fairness Opinion from the Financial Advisor to the effect that, as of the date hereof and subject to the assumptions, limitations and qualifications set forth therein, the Cash Consideration to be received by the DirectCash Shareholders in connection with the Arrangement is fair, from a financial point of view, to the DirectCash Shareholders.

(b)                                 Organization. DirectCash and each of the DirectCash Subsidiaries is a corporation or partnership duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, amalgamation or formation, as the case may be, and has the requisite corporate or partnership power, capacity and authority, as applicable, to own its properties and assets and to carry on its businesses as it is currently being conducted.

(c)                                  Qualification. DirectCash and each of the DirectCash Subsidiaries is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such registration necessary, except where the failure to be so registered or in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Section 3.1(c) of the Disclosure Letter contains a correct and complete list of each jurisdiction where DirectCash and the DirectCash Subsidiaries are organized and qualified to do business.

(d)                                 Authority Relative to this Agreement. DirectCash has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by DirectCash of the transactions contemplated hereby have been duly authorized by the Board and, subject to the grant of the Interim Order and the Final Order by the Court and the Regulatory Approvals, no other proceedings on the part of DirectCash are or will be necessary to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by DirectCash and constitutes a legal, valid and binding obligation of DirectCash enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and to general principles of equity.

(e)                                  No Violations. Neither the execution and delivery of this Agreement by DirectCash, the consummation by DirectCash of the transactions contemplated hereby nor compliance by DirectCash with any of the provisions hereof will: (i) except as disclosed in Section 3.1(e) of the Disclosure Letter, violate, conflict with, or result in the breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any Lien upon any of the DirectCash Assets or under any of the terms, conditions or provisions of (A) the

                                                DirectCash Organizational Documents, or (B) any note, bond, mortgage, indenture, loan agreement, deed of trust, Lien, Material Contract to which DirectCash or any of the DirectCash Subsidiaries is a party or to which they, or their respective properties or the DirectCash Assets, may be subject or by which DirectCash or any of the DirectCash Subsidiaries is bound; (ii) subject to obtaining any Regulatory Approvals, violate any Law applicable to DirectCash or the DirectCash Subsidiaries; or (iii) except as disclosed in Section 3.1(e) of the Disclosure Letter, cause a suspension or revocation of any Permit currently in effect, except, in each case, for such violations, conflicts, breaches, defaults, terminations, suspensions or revocations that, or any consents, approvals or notices which if not given or received, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(f)                                   Legal Impediments; Government Approvals. Other than in connection with or in compliance with applicable Laws, and subject to obtaining the Regulatory Approvals:

(i)                                     there is no legal impediment to consummation of the Arrangement by DirectCash; and

(ii)                                  no filing or registration with, or authorization, consent or approval of, any Governmental Entity is required to be made or obtained by DirectCash in connection with the consummation of the Arrangement, except for such filings or registrations that, if not made, and such authorizations, consents or approvals, that, if not received, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(g)                                  Capitalization. The authorized capital of DirectCash consists of an unlimited number of Common Shares and an unlimited number of preferred shares. As of the date hereof, 17,534,279 Common Shares are issued and outstanding, as fully paid and non-assessable shares in the capital of DirectCash, and no preferred shares are issued and outstanding. Other than the Common Shares, there are no securities outstanding which have a right to vote generally with the DirectCash Shareholders on any matter. None of DirectCash or any DirectCash Subsidiaries (i) is a party to any Contract with respect to the voting of, restricting the transfer of, or granting pre-emptive rights, anti-dilutive rights, rights of first refusal or similar rights with respect to, any securities of DirectCash or any DirectCash Subsidiary or (ii) has any contractual obligation to file a prospectus or registration statement under the Securities Laws (or any other applicable securities laws) in respect of any securities of DirectCash or any of the DirectCash Subsidiaries.  Neither DirectCash nor any of the DirectCash Subsidiaries has outstanding any bonds, debentures or notes or other obligations the holders of which have the right to vote (or convertible or exercisable for securities having the right to vote) with the DirectCash Shareholders on any matter.

(h)                                 Convertible or Exchangeable Securities. As of the date of this Agreement, no person holds any securities convertible into or exchangeable for Common Shares or any other securities of DirectCash or any of the DirectCash Subsidiaries or, except as disclosed in Section 3.1(h) of the Disclosure Letter, has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement, warrant, option, right or privilege (whether or not on condition(s)) for the purchase or other acquisition of any unissued Common Shares or any other securities of DirectCash or any of the DirectCash Subsidiaries.

(i)                                     Subsidiaries and Other Interests. Section 3.1(i) of the Disclosure Letter contains a complete and accurate list of the name and jurisdiction of organization of each DirectCash Subsidiary. Except as disclosed in Section 3.1(i) of the Disclosure Letter, other than the DirectCash Subsidiaries, DirectCash has no subsidiaries and does not beneficially hold any securities or other interests, or securities convertible into or exchangeable for securities or other interests, of any other person. All of the issued and outstanding securities of each of the DirectCash Subsidiaries are duly authorized, validly issued, fully paid and non-assessable and all such securities are owned, directly or indirectly, by DirectCash, free and clear of all Liens (except for Permitted Liens) and are not subject to any proxy, voting trust or other agreement relating to the voting of such securities, and there are no outstanding options, rights, entitlements, understandings or commitments regarding the right to acquire any such securities or assets of the DirectCash Subsidiaries.

(j)                                    Reporting Issuer Status and Securities Law Matters.

(i)                                     DirectCash is a reporting issuer under the Securities Laws in force in each of the provinces of Canada and DirectCash is not currently in default, in any material respect, of any requirement of the Securities Laws of such jurisdictions. DirectCash has not taken any action to cease to be a reporting issuer in any jurisdiction of Canada nor has DirectCash received any written notification from any Securities Authority seeking to revoke DirectCash’s reporting issuer status.  DirectCash has disclosed in the Data Room Materials all material correspondence between the Securities Authorities, on the one hand, and DirectCash or any of the DirectCash Subsidiaries, on the other hand, during the past three years and shall provide to the Parent any further such correspondences through to the Effective Date. None of the DirectCash Subsidiaries is subject to any continuous or periodic, or other disclosure requirements under the Securities Laws (or any other applicable securities laws in any jurisdiction).

(ii)                                  The auditors of DirectCash are independent public accountants under the Securities Laws and there has never been a “reportable disagreement” (within the meaning of National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”)) with the present or any former auditors of DirectCash. The audit committee of DirectCash is comprised and operates in accordance with the requirements of National Instrument 52-110 — Audit Committees of the Canadian Securities Administrators.

(iii)                               Except as disclosed in Section 3.1(j) of the Disclosure Letter, DirectCash maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (A) transactions are executed in accordance with management’s general or specific authorization; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (C) access to assets is permitted only in accordance with management’s general or specific authorization; and (D) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences. DirectCash is in compliance with the certification requirements contained in National Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators with respect to DirectCash’s annual and interim filings with Securities Authorities.

(iv)                              The Cashcard Acquisition is not a “significant acquisition” within the meaning of NI 51-102.

(k)                                 Stock Exchange Listings. The Common Shares are listed on the Exchange and, to the knowledge of DirectCash, DirectCash is in compliance, in all material respects, with the policies and requirements of the Exchange.

(l)                                     DirectCash Public Disclosure Record.

(i)                                     DirectCash has filed on a timely basis all material forms, statements, certifications, reports and documents required to be filed with the Securities Authorities pursuant to the Securities Laws, and all such documents complied in all material respects with applicable Laws. The information and statements set forth in the DirectCash Public Disclosure Record (other than any portion of the DirectCash Public Disclosure Record that is forward-looking or relates to projections, estimates or forecasts (“DirectCash Forward-Looking Information”)) were true, correct and complete in all material respects and did not contain any misrepresentation as of the respective dates of such information or statements. With respect to any DirectCash Forward-Looking Information included in the DirectCash Public Disclosure Record, such opinions or views are subject to the qualifications and provisions provided with such DirectCash Forward-Looking Information and were, at the applicable time, believed to be reasonable at the time they were provided.

(ii)                                  DirectCash has not filed any confidential material change report (which at the date of this Agreement remains confidential) or any other confidential filings (including redacted filings, other than the redaction of information from a material contract which is permitted by the Securities Laws to be so redacted) filed with any Securities Authority.

(m)                             Absence of Certain Changes. Since December 31, 2015 to the date hereof:

(i)                                     there has not been a Material Adverse Effect;

(ii)                                  DirectCash and each of the DirectCash Subsidiaries has conducted its business in the ordinary course of business, consistent with past practice; and

(iii)                               except as disclosed in the DirectCash Financial Statements, no liability or obligation of any nature or kind whatsoever (whether absolute, accrued, contingent or otherwise) material to DirectCash or the DirectCash Subsidiaries (taken as a whole) has been incurred other than in the ordinary course of business, consistent with past practice.

(n)                                 Litigation. Except as disclosed in Section 3.1(n) of the Disclosure Letter, there are no Legal Actions against or involving DirectCash, any of the DirectCash Subsidiaries or in respect of their respective businesses, properties or assets (whether in progress or, to the knowledge of DirectCash, pending, contemplated or threatened), that if adversely determined, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, or to prevent, significantly impede or materially delay the completion of the transactions contemplated hereby and, to the knowledge of DirectCash, no event has occurred that might reasonably be expected to give rise to any Legal Action that would reasonably be expected to have a Material Adverse Effect or to prevent, significantly impede or materially delay the completion of the transactions contemplated hereby.

(o)                                 Financial Statements. The DirectCash Financial Statements fairly present in all material respects, in accordance with GAAP at the applicable date, the consolidated financial position, results of operations and cash flows of DirectCash and the DirectCash Subsidiaries as of the dates thereof and for the periods then ended and reflect, in accordance with GAAP at the applicable date, all material assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of DirectCash and the DirectCash Subsidiaries on a consolidated basis as of the dates thereof, subject in each case to ordinary year-end accruals and adjustments and the absence of notes for interim financial statements.  Except: (i) as set forth in Section 3.1(o) of the Disclosure Letter or as disclosed or reflected in the DirectCash Financial Statements; and (ii) for liabilities and obligations (A) incurred in the ordinary course of business consistent with past practice since December 31, 2015, (B) pursuant to the terms of this Agreement, or (C) publicly disclosed in the DirectCash Public Disclosure Record prior to the date hereof, DirectCash has not incurred any material liabilities of any nature, whether accrued, contingent or otherwise, which would be required by GAAP to be reflected on a consolidated balance sheet of DirectCash as of the date hereof to the knowledge of DirectCash, and there are no other facts or circumstances that could reasonably be expected to result in any claims against, or obligations or liabilities of, DirectCash or any of the DirectCash Subsidiaries, except for those that would not reasonably be expect to have, individually or in the aggregate, a Material Adverse Effect.  Except as set forth in Section 3.1(o) of the Disclosure Letter, none of DirectCash or the DirectCash Subsidiaries is a party to any off-balance sheet arrangements, as that term is understood under GAAP.

(p)                                 Compliance with Laws. DirectCash and the DirectCash Subsidiaries have, in all material respects, complied, and are in compliance with, all Laws applicable to the operation of their respective businesses.  Except as disclosed in Section 3.1(p) of the Disclosure Letter, no investigation or review by any Governmental Entity is pending, or to the knowledge of DirectCash, threatened, other than any such investigation or review arising after the date of this Agreement.  Neither DirectCash nor any of the DirectCash Subsidiaries has received any notice or communication of any material non-compliance with any such Laws that has not been cured as of the date of this Agreement.

(q)                                 Cease Trade Orders. No Securities Authority has issued any order that is currently outstanding preventing or suspending trading in the Common Shares and no such proceeding is, to the knowledge of DirectCash, pending, contemplated or threatened.

(r)                                    Brokers. Except for the Financial Advisor, DirectCash has not retained any financial advisor, broker, agent or finder, or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement, the Arrangement or the transactions contemplated hereby.

(s)                                   Shareholder Rights Plan. DirectCash is not a party to any shareholder rights plan.

(t)                                    Environment. Except to the extent that any violation or other matter referred to below in this Section 3.1(t) would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(i)                                     to the knowledge of DirectCash, DirectCash and the DirectCash Subsidiaries are not in violation of any Laws relating in full or in part to the protection or reclamation of the environment, noise control, pollution and employee and public health and safety; and

(ii)                                  DirectCash and the DirectCash Subsidiaries have, at all times, operated their respective businesses without violation of any Laws relating in full or in part to the protection or reclamation of the environment, noise control, pollution and employee and public health and safety.

(u)                                 Books and Records. The corporate records and minute books, books of account and other records of DirectCash and each of the DirectCash Subsidiaries (whether of a financial or accounting nature or otherwise) have been maintained, in all material respects, in accordance with applicable Laws and prudent business practices and are complete and accurate in all material respects.

(v)                                 Taxes.

(i)                                     All Returns required to be filed by DirectCash and the DirectCash Subsidiaries prior to the date hereof have been duly filed and are true, complete and correct in all material respects;

(ii)                                  All Taxes shown to be payable on or before the date hereof on such Returns or on subsequent assessments and re-assessments with respect thereto have been paid in full;

(iii)                               Except as disclosed in Section 3.1(v) of the Disclosure Letter, DirectCash and the DirectCash Subsidiaries have not requested or entered into any agreement or other arrangement or executed any waiver providing for any extension of time: (i) to file any Return covering any Taxes for which they are or may be liable; (ii) to file any elections, designations or similar filings relating to Taxes for which they are or may be liable; (iii) pursuant to which they are required to pay or remit any Taxes or amounts on account of Taxes; or (iv) pursuant to which any Governmental Entity may assess, reassess or collect Taxes for which they are or may be liable.

(iv)                              DirectCash has paid or provided adequate accruals in the DirectCash Financial Statements for Taxes, including income taxes and related future taxes, in accordance with GAAP at the applicable date.

(v)                                 No material deficiencies exist or have been asserted in respect of DirectCash or the DirectCash Subsidiaries with respect to Taxes. DirectCash and the DirectCash Subsidiaries are not a party to any action or proceeding for assessment, reassessment or collection of Taxes, nor, to the knowledge of DirectCash, has such event been asserted or threatened against DirectCash, the DirectCash Subsidiaries or any of the DirectCash Assets.

(vi)                              Since January 1, 2013, the Returns of DirectCash and the DirectCash Subsidiaries have not been audited by a Governmental Entity, nor is any such audit, assessment, reassessment, claim, action, suit, investigation or proceeding in process or, to the knowledge of DirectCash, pending or threatened, which resulted in or could result in a claim for Taxes owing by DirectCash or the DirectCash Subsidiaries, except where such audit, assessment, reassessment, claim, action, suit, investigation or proceeding would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. DirectCash and the DirectCash Subsidiaries have withheld all Taxes required to be withheld by applicable Laws and have timely paid or remitted, the full amount of any Taxes which have been withheld to the applicable Governmental Entity except where such withholding, payment or remittance would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(vii)                           DirectCash is a “taxable Canadian corporation” for the purposes of the Tax Act.

(viii)                        Except as disclosed in Section 3.1(v) of the Disclosure Letter: (i) there are no Liens for Taxes upon any of the assets of DirectCash or any DirectCash Subsidiary other than Permitted Liens; (ii) neither DirectCash nor any DirectCash Subsidiary has entered into any agreement with, or provided any undertaking to, any person pursuant to which it has assumed liability for the payment of Taxes owing by such person; and (iii) neither DirectCash nor any DirectCash Subsidiary has (x) made any elections, designations or similar filings with respect to Taxes or entered into any agreement in respect of Taxes that have an effect for any period ending after the Closing Date or (y) requested, received or entered into any Tax rulings or advance pricing agreements from or with any Governmental Entity.

(ix)                              DirectCash and each DirectCash Subsidiary have complied in all material respects (including maintaining documentation) with all transfer pricing rules applicable to DirectCash or such DirectCash Subsidiary, respectively, under applicable Tax Laws and have appropriately disclosed all intercompany transactions in all relevant Returns.  Neither DirectCash nor any DirectCash Subsidiary is or has been subject to any Tax that would result in a Material Adverse Effect in any jurisdiction other than its place of incorporation by virtue of having a permanent establishment or other place of business or taxable presence in the jurisdiction.

(x)                                 Subsection 258(3) of the Tax Act has not applied and does not apply to any amounts received by DirectCash or any of the DirectCash Subsidiaries resident in Canada.

(xi)                              None of the provisions in sections 79, 79.1, 80, 80.01, 80.02, 80.03, 80.04 and 160 of the Tax Act have applied to DirectCash or any of the DirectCash Subsidiaries.

(w)                               No Guarantees. Except for indemnity agreements with its directors and officers and as contemplated by the bylaws of DirectCash and applicable Laws, standard indemnity agreements in respect of financial services (including credit facilities) and underwriting and agency agreements and indemnities provided in the ordinary course of business to third parties, DirectCash and the DirectCash Subsidiaries are not a party to or bound by any agreement, guarantee, indemnification, endorsement or like commitment of the obligations, liabilities (contingent or otherwise) or Indebtedness of any person.

(x)                                 Intellectual Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(i)                                     DirectCash and the DirectCash Subsidiaries own or possess the right and authority to use the Intellectual Property necessary to conduct their respective businesses as currently conducted (collectively, the “DirectCash Intellectual Property”), no current or former employee, consultant or independent contractor of DirectCash or the DirectCash Subsidiaries has any right, title or interest, directly or indirectly, in whole or in part, in any such DirectCash Intellectual Property, all such DirectCash Intellectual Property is valid, enforceable, in full force and effect, and has not expired, been cancelled, terminated or failed to be used or enforced, none of the DirectCash Intellectual Property is encumbered or otherwise subject in any way to any Liens or security interests (other than Permitted Liens), neither DirectCash nor the DirectCash Subsidiaries have made any previous assignment, transfer or license of any of the DirectCash Intellectual Property inconsistent with this Agreement, and the DirectCash Intellectual Property is all the Intellectual Property DirectCash and the DirectCash Subsidiaries currently need to run their business;

(ii)                                  neither DirectCash nor any of the DirectCash Subsidiaries has received any written notice from any person, nor acted in a manner that would give rise to a claim that: (A) the past or present conduct by DirectCash or the DirectCash Subsidiaries of their respective businesses or the use of DirectCash Intellectual Property has resulted or shall result in the infringement or violation of any Intellectual Property of any person; or (B) challenging the validity or ownership of DirectCash Intellectual Property;

(iii)                               to the knowledge of DirectCash, the DirectCash Intellectual Property is not being, and has not been, infringed, violated or misappropriated by any other person; and

(iv)                              DirectCash and the DirectCash Subsidiaries have taken all commercially reasonable steps necessary to protect and maintain the confidentiality of all material trade secrets and confidential information included in the DirectCash Intellectual Property owned by or licensed to DirectCash or the DirectCash Subsidiaries;

(y)                                 Material Contracts.

(i)                                     Section 3.1(y) of the Disclosure Letter sets forth a true and complete list of all Material Contracts, except for those Contracts described in clause (f) of the definition of Material Contracts. True and complete copies of the Material Contracts have been disclosed in the Data Room Materials.

(ii)                                  Each Material Contract has been duly executed and delivered by DirectCash or a DirectCash Subsidiary, as applicable, and is a legal, valid and binding obligation of DirectCash or the DirectCash Subsidiary, as applicable, enforceable by or against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and to general principles of equity.

(iii)                               As of the date hereof, neither DirectCash nor any of the DirectCash Subsidiaries, nor to the knowledge of DirectCash, any other party thereto, is in breach or default under any Material Contract, nor does DirectCash have knowledge of any condition which, with the passage of time or the giving of notice or both, would result in such a breach or default, except where such breach or default would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(iv)                              DirectCash has not received any written communication (including, for the avoidance of doubt, electronic transmittals) from any other party to any Material Contract stating that such party will or intends to terminate its relationship with DirectCash or an DirectCash Subsidiary, or otherwise seek renegotiation of such Material Contract in any material respect.

(z)                                  Employment Matters.

(i)                                     Except as disclosed in Section 3.1(z) of the Disclosure Letter, neither DirectCash nor any of the DirectCash Subsidiaries is a party to or bound or governed by: (A) any change of control agreement with any DirectCash Employee; or (B) any written or oral agreement, arrangement or understanding, in each case providing for any retention, severance or termination compensation or other benefits under any DirectCash Compensation Plans, to any DirectCash Employee that would be triggered by the Arrangement or the transactions contemplated hereby.

(ii)                                  Copies of all DirectCash Executive Agreements have been disclosed and made available to the Parent. Except as disclosed in Section 3.1(z) of the Disclosure Letter, neither DirectCash nor any of the DirectCash Subsidiaries is party to or bound or governed by any agreement providing for entitlements in the event of termination of employment, other than the DirectCash Executive Agreements.

(iii)                               DirectCash and all DirectCash Subsidiaries are currently in material compliance with all written agreements with the DirectCash Employees and DirectCash has made available to the Parent a true and correct form of each such agreement pursuant to which a DirectCash Employee is entited to compensation in excess of $125,000.

(iv)                              DirectCash has made available to the Parent a true and correct copy of all employment handbooks, manuals, policies, rules or procedures applicable to the DirectCash Employees.

(v)                                 Except as disclosed in Section 3.1(z) of the Disclosure Letter, neither DirectCash nor any of the DirectCash Subsidiaries is party to or bound or governed by any agreement with consultants or independent contractors. Any contractors of DirectCash and the DirectCash Subsidiaries are properly classified as independent contractors for all purposes and none of them have been held to be DirectCash Employees.  No circumstances exist that would result in any present or former independent contractors being held to be DirectCash Employees or dependent contractors of DirectCash or the DirectCash Subsidiaries.

(vi)                              No trade union, labour union or organization, bargaining agent or any other person holds bargaining rights with respect to any of the DirectCash Employees by way of certification, interim certification, voluntary recognition, or succession rights, or has applied or threatened to apply to be certified as the bargaining agent of any DirectCash Employees. To the knowledge of DirectCash, there are no ongoing or threatened union organizing activities involving any DirectCash Employee, nor has DirectCash or any of the DirectCash Subsidiaries promised voluntary recognition to a trade union, labour union or organization, bargaining agent or any other person.

(vii)                           To the knowledge of DirectCash, there has been no unfair labour practice, charge or complaint against DirectCash or the DirectCash Subsidiaries, no strike, cessation of work, refusal to work or any other disturbance or dispute involving DirectCash Employees outstanding or threatened against DirectCash or the DirectCash Subsidiaries, and no current or threatened attempts to engage in such activities, nor any common or related employer application, filed or threatened, before any Governmental Entity.

(viii)                        The Employee Obligations shall not exceed the amount disclosed in Section 1.1(a) of the Disclosure Letter.

(ix)                              All obligations of DirectCash and the DirectCash Subsidiaries as of the Effective Time, whether arising by operation of Law, contract, agreement, past custom or otherwise, for any DirectCash Employee compensation or remuneration have been paid, or if unpaid, are accrued and accurately reflected in the books and records of DirectCash and the DirectCash Subsidiaries. All such obligations arising between the date hereof and the Effective Time will also have been paid, or if unpaid, will be accrued and accurately reflected in the books and records of DirectCash and the DirectCash Subsidiaries.

(x)                                 All contributions and premiums required to be paid to all statutory plans which DirectCash is required to comply with, including the Canada Pension Plan and plans administered pursuant to applicable provincial health tax, workers compensation and federal employment insurance Laws have been paid by DirectCash in accordance with applicable Law. All benefits under any retirement plans are provided and calculated on a money purchase basis only, other than death in service benefits which are insured.

(xi)                              To the knowledge of DirectCash, each DirectCash Employee is legally authorized to work in the respective jurisdiction of such DirectCash Employee’s employment.

(xii)                           To the knowledge of DirectCash, none of the DirectCash Subsidiaries existing or operating under the Laws of the United Kingdom had been party to a relevant transfer for the purposes of the Transfer of Undertakings (Protection of Employment) Regulations 2006 (as amended) affecting any of the DirectCash Employees and no such event will occur prior to the Effective Date.

(xiii)                        The DirectCash Compensation Plans are in compliance in all material respects with the applicable provisions of Law, except where noncompliance would not reasonably be expected to have a Material Adverse Effect.  DirectCash has provided the Parent with a true and correct copy of each DirectCash Compensation Plan.

(aa)                          Authorizations and Licenses.

(i)                                     To the knowledge of DirectCash, DirectCash and each of the DirectCash Subsidiaries own, possess or have obtained all Authorizations that are required by Law in connection with the operation of the business of DirectCash and the DirectCash Subsidiaries as currently conducted, or in connection with the ownership, operation or use of the DirectCash Assets, except where the failure to own, possess or obtain any such Authorization would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  DirectCash and each DirectCash Subsidiary is in compliance with the terms of such material Authorizations and, except as disclosed in Section 3.1(aa) of the Disclosure Letter, no Authorizations shall cease to be effective as a result of the transactions contemplated by this Agreement.

(ii)                                  No action, investigation or proceeding is, to the knowledge of DirectCash, pending in respect of or regarding any such Authorization and none of DirectCash or any of the DirectCash Subsidiaries has received notice of revocation, non-renewal or material amendments of any such Authorization, or of the intention of any person to revoke, refuse to renew or materially amend any such Authorization.

(bb)                          Personal Property.

(i)                                     DirectCash and/or the DirectCash Subsidiaries have good and valid title to all material personal property of any kind or nature which DirectCash or any of the DirectCash Subsidiaries purports to own, except for such defects or deficiencies in title as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(ii)                                  DirectCash and the DirectCash Subsidiaries, as lessees, have the right under valid and subsisting leases to use, possess and control all personal property leased by and material to DirectCash or any of the DirectCash Subsidiaries as used, possessed and controlled by DirectCash or the DirectCash Subsidiaries, as applicable, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(cc)                            Real Property.

(i)                                     DirectCash and/or the DirectCash Subsidiaries: (i) has good and marketable title in fee simple to all real property owned by DirectCash and/or the DirectCash Subsidiaries (collectively, the “Owned Properties”); (ii) has a valid and subsisting leasehold interest in all real property leased, subleased or licensed by DirectCash and/or the DirectCash Subsidiaries (collectively, the “Leased Properties” and, together with the Owned Properties, the “DirectCash Properties”), in each case free and clear of any Liens (other than Permitted Liens) necessary to conduct their respective businesses as currently conducted. Each of DirectCash and/or the DirectCash Subsidiaries is in material compliance with the terms of each lease agreement governing any Leased Property (the “DirectCash Leases”) to which it is a party, and neither DirectCash nor any DirectCash Subsidiary has received any written notice regarding any potential violation or breach or default under, or intention to cancel or modify, any DirectCash Lease.

(ii)                                  None of DirectCash and the DirectCash Subsidiaries has received written notice that any certificate, permit or license from any Governmental Entity having jurisdiction over any of the DirectCash Properties or any agreement, easement or other right of any unlimited duration that is necessary to permit the lawful use and operation of the buildings and improvements on any of the DirectCash Properties is not in full force and effect or of any pending written threat of modification or cancellation of any of same.

(dd)                          Business Continuity. Except as set forth in Section 3.1(dd) of the Disclosure Letter, none of the software, computer hardware (whether general or special purpose), telecommunications capabilities (including all voice, data and video networks and other similar or related items of automated, computerized and/or software systems) and any other networks or systems and related services that are used by or relied on by DirectCash and the DirectCash Subsidiaries in the conduct of its business (collectively, the “Systems”) have experienced any bugs, failures, breakdowns or continued substandard performance in the past twelve (12) months that has caused or could reasonably be expected to cause any substantial disruption or interruption in or use of any such Systems by DirectCash or the DirectCash Subsidiaries, except where such bugs, failures, breakdowns or continued substandard performance would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. DirectCash and the DirectCash Subsidiaries are complying and have at all times complied with the terms of use or other license terms of any software, and no rights under the DirectCash Intellectual Property are obligated to be (i) waived against, or (ii) licensed or provided to any person as a result of the use of “open source” code in the DirectCash Intellectual Property or as a result of the execution of this Agreement.

(ee)                            Data Privacy and Security. Except as set forth in the Section 3.1(ee) of the Disclosure Letter, DirectCash and the DirectCash Subsidiaries are in compliance in all material respects with:

(i)                                     applicable internal policies and procedures concerning data privacy and security; and

(ii)                                  all Laws and applicable industry self-regulatory standards concerning data security and/or breach notification.

(ff)                              Bank Accounts. Each bank account of DirectCash and the DirectCash Subsidiaries, along with the name of the applicable bank and the account number, is listed in Section 3.1(ff) of the Disclosure Letter.

(gg)                            Theft.  Except as reflected in the DirectCash Financial Statements, since January 1, 2015, DirectCash and the DirectCash Subsidiaries have not experienced any theft of any DirectCash ATM, nor any theft of any cash from any DirectCash ATM.

(hh)                          Insurance. DirectCash and each of the DirectCash Subsidiaries is insured by reputable third party insurers with reasonable and prudent policies having terms and providing coverages appropriate for the size and nature of the business and operations of DirectCash and the DirectCash Subsidiaries and their respective properties and assets.

                                                Each insurance policy is in full force and effect and all premiums due with respect to all insurance policies have been paid, with such exceptions as would not reasonably be expected to have a Material Adverse Effect.  To the knowledge of DirectCash, no insurance policy would terminate or lapse as a result of this Agreement or prior to the Outside Date, except for policies which will be renewed prior to or simultaneously with any such termination or lapse providing coverage equal to or greater than the current coverage provide by such policies. No insurer has cancelled or generally disclaimed liability under any insurance policy or indicated any intent to do so or not to renew any insurance policy. There is no material claim by DirectCash or any of the DirectCash Subsidiaries pending under any insurance policy that has been denied or disputed by the insurer.

(ii)                                  Money Laundering. The operations of DirectCash and of each of the DirectCash Subsidiaries are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of money laundering Laws and the rules and regulations thereunder and any related or similar Laws, rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity relating to money laundering (collectively, the “Money Laundering Laws”) and, to the knowledge of DirectCash, no action, suit or proceeding by or before any court or Governmental Entity involving DirectCash or any of the DirectCash Subsidiaries with respect to the Money Laundering Laws is pending or threatened.

(jj)                                Anti-Corruption. Neither DirectCash nor any of the DirectCash Subsidiaries, nor, to the knowledge of DirectCash, any of the directors, executives, officers, representatives, agents, employees (an “Associated Person”), has: (i) used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal; (ii) used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees; (iii) has been the subject any (actual, threatened or pending) investigation, inquiry or enforcement proceedings by any governmental, administrative or regulatory body or any customer or any internal investigation any investigation, inquiry or enforcement proceedings in each case regarding any offence or alleged offence under, violated or is violating any provision of the Corruption of Foreign Public Officials Act (Canada), the U.S. Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act 2010, the Australian Criminal Code Act 1995 (Cth), the applicable anti-corruption laws and regulations of Mexico (including the General Law of the National Anticorruption System, the Public Servants Law, the Federal Criminal Code), the New Zealand Secret Commissions Act 1910 and Crimes Act 1961 or any applicable Law of similar effect and there are no circumstances likely to give rise to any such violation, investigation, inquiry or proceeding, except as set forth in Section 3.1(jj) of the Disclosure Letter; (iv) has established or maintained, or is maintaining, any illegal fund of corporate monies or other properties; or (v) made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature.  DirectCash and the DirectCash Subsidiaries have in place adequate procedures, in line with applicable Laws, designed to prevent their Associated Persons from undertaking any conduct of the kind referred to in this Section 3.1(jj).  DirectCash, the DirectCash Subsidiaries and their Associated Persons have at all times complied with such policies and procedures and are not aware of any breach thereof.

(kk)                          U.S. Securities Matters. DirectCash:

(i)                                     is a “foreign private issuer” as defined in Rule 3b-4 under the U.S. Exchange Act;

(ii)                                  is not an investment company registered or required to be registered under the United States Investment Company Act of 1940; and

(iii)                               does not have, and does not have an obligation to have, a class of securities registered under Section 12 of the U.S. Exchange Act and does not have a reporting obligation under Subsection 13(a) or Subsection 15(d) of the U.S. Exchange Act.

(ll)                                  Related Party Transactions. Except as set forth in the Section 3.1(ll) of the Disclosure Letter or the DirectCash Public Disclosure Record:

(i)                                     none of DirectCash or any of the DirectCash Subsidiaries is indebted to any director, officer, employee or agent of, or independent contractor to, DirectCash or any of the DirectCash Subsidiaries, or any of their respective affiliates or associates (except for amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses); and

(ii)                                  no director, officer, employee or agent of DirectCash, any of the DirectCash Subsidiaries or any of their respective affiliates or associates, is a party to any loan, contract, arrangement or understanding or other transactions with DirectCash or any of the DirectCash Subsidiaries required to be disclosed pursuant to the Securities Laws.

(mm)                  No Other Representations and Warranties and Forward-Looking Information. Except for the representations and warranties contained in Section 2.10 and this Section 3.1: (i) DirectCash does not make any other express or implied representation and warranty on behalf of itself or any of the DirectCash Subsidiaries; and (ii) neither DirectCash nor any of the DirectCash Subsidiaries has made or is making any representation or warranty with respect to any estimates, projections, forecasts, DirectCash Forward-Looking Information or business plans relating to DirectCash, the DirectCash Subsidiaries or their respective businesses, properties or assets (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, DirectCash Forward-Looking Information or business plans). The Parent acknowledges that it is responsible for making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, DirectCash Forward-Looking Information or business plans relating to DirectCash, the DirectCash Subsidiaries or their respective businesses, properties or assets (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, DirectCash Forward-Looking Information or business plans).

3.2                               Survival of Representations and Warranties

The representations and warranties of DirectCash contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated at the Effective Time. This Section 3.2 shall not limit any undertaking, obligation, covenant or agreement of whatever nature of DirectCash which, by its terms, contemplates performance after the Effective Time or date on which this Agreement is terminated, as the case may be.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE PARENT

4.1                               Representations and Warranties of the Parent

The Parent hereby represents and warrants to DirectCash, as follows:

(a)                                 Incorporation and Qualification. The Parent is a corporation duly incorporated and validly existing under the Laws of England and Wales and has the requisite corporate power and authority to own its assets as now owned and to carry on its business as now being conducted.

(b)                                 Authority Relative to this Agreement. The Parent has the requisite power and authority to enter into this Agreement and any agreement ancillary hereto and to carry out its obligations hereunder. The execution and delivery of this Agreement by the Parent and the consummation by the Parent of the transactions contemplated by this Agreement and any agreement ancillary hereto has been duly authorized by the board of directors of the Parent, and no other proceedings on the part of the Parent are necessary to authorize the execution and delivery by the Parent of this Agreement or any agreement ancillary hereto and the consummation by the Parent of the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by the Parent and constitutes a legal, valid and binding obligation of each of the Parent enforceable against the Parent in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights generally and to general principles of equity.

(c)                                  No Violations. None of the execution and delivery of this Agreement by the Parent, the consummation of the transactions contemplated hereby or compliance by the Parent with any of the provisions hereof will:

(i)                                     violate, conflict with or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under any of the terms, conditions or provisions of the articles and by-laws or other constating documents of  the Parent; or

(ii)                                  subject to obtaining the Regulatory Approvals, violate any Law applicable to the Parent or any of its properties or assets,

except, in each case, as would not have a material adverse effect on the Parent or prevent, materially impede or significantly delay the ability of the Parent to consummate the Arrangement.

(d)                                 Legal Impediments; Government Approvals. Other than in connection with or in compliance with applicable Laws (including, without limitation, any approvals, filings or notices under the Securities Laws (or any other applicable securities laws)), the Interim Order, the Final Order, and subject to obtaining the Regulatory Approvals:

(i)                                     there is no legal impediment to consummation of the Arrangement by the Parent; and

(ii)                                  no filing or registration with, or authorization, consent or approval of, any Governmental Entity is required to be made or obtained by the Parent in connection with the consummation of the Arrangement, except for such filings or registrations that, if not made, and such authorizations, consents or approvals, that, if not received, would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Parent to consummate the transactions contemplated hereby.

(e)                                  Litigation. As of the date hereof, there are no Legal Actions pending or, to the knowledge of the Parent, threatened against the Parent, nor is the Parent subject to any outstanding judgment, order, writ or decree that, either individually or in the aggregate, is reasonably likely to prevent, significantly impede or materially delay the consummation of the Arrangement or the transactions contemplated hereby.

(f)                                   Financing. The Parent, as of the Effective Time, will have available to it sufficient funds to satisfy the aggregate Cash Consideration payable by the Parent (or one of its affiliates) pursuant to the Arrangement in accordance with the terms of this Agreement and the Plan of Arrangement.

4.2                               Survival of Representations and Warranties

The representations and warranties of the Parent contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated at the Effective Time. This Section 4.2 shall not limit any undertaking, obligation, covenant or agreement of whatever nature of the Parent which, by its terms, contemplates performance after the Effective Time or date on which this Agreement is terminated, as the case may be.

ARTICLE V
COVENANTS OF THE PARTIES

5.1                               Covenants of DirectCash Regarding the Conduct of Business

DirectCash covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time or the time that this Agreement is terminated in accordance with its terms, unless the Parent shall otherwise consent in writing, such consent not to be unreasonably withheld, conditioned or delayed, or except as is otherwise expressly permitted or contemplated by this Agreement, the Plan of Arrangement or as is otherwise required by applicable Law:

(a)                                 the businesses of DirectCash and the DirectCash Subsidiaries shall, in all material respects, be conducted in the ordinary course of business consistent with past practice, and DirectCash shall use its reasonable commercial efforts to maintain and preserve its and the DirectCash Subsidiaries’ business organization, assets, properties, employees, goodwill and business relationships and where it is an operator of any property, operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such properties;

(b)                                 DirectCash shall not, and shall not permit any of the DirectCash Subsidiaries to, directly or indirectly:

(i)                                     amend the DirectCash Organizational Documents or the respective formation and organizational documents of any of the DirectCash Subsidiaries;

(ii)                                  issue, grant, deliver, sell, pledge  or otherwise dispose or encumber, or authorize the issuance, grant, delivery, sale, pledge or other encumbrance of any voting equity securities of DirectCash or any of the DirectCash Subsidiaries or securities convertible or exchangeable into or exercisable for any equity securities of DirectCash or any of the DirectCash Subsidiaries, or any options, warrants or otherwise rights of any kind to acquire any equity securities of DirectCash or any of the DirectCash Subsidiaries or such convertible or exchangeable securities;

(iii)                               declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of the Common Shares, other than the regular monthly dividend of DirectCash in an amount not exceeding $0.12 per Common Share, which, in respect of the month of December 2016, shall be satisfied and paid on the Effective Date;

(iv)                              adjust, split, combine, subdivide or redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, or reclassify, directly or indirectly, its securities;

(v)                                 amend or modify the terms of any of its securities, except in respect of the DirectCash EPSP Awards, as contemplated by this Agreement;

(vi)                              adopt a plan of liquidation or resolution providing for the winding-up, liquidation or dissolution of DirectCash or any of the material DirectCash Subsidiaries;

(vii)                           amend its existing accounting policies, practices, methods and principles or adopt new accounting policies, in each case except as required in accordance with GAAP;

(viii)                        reduce its stated capital; or

(ix)                              authorize or propose any of the foregoing, or enter into, modify or terminate any Contract with respect to any of the foregoing;

(c)                                  DirectCash shall promptly notify the Parent in writing of:

(i)                                     any Governmental Entity or third party filings, complaints, suits, actions, investigations or hearings (or communications from Governmental Entities or third parties in respect of the foregoing or indicating that the same may be contemplated) in respect of DirectCash, the DirectCash Subsidiaries or the DirectCash Assets; and

(ii)                                  a Material Adverse Effect,

provided that the delivery of any such notification shall not modify, amend or supersede any disclosure in the Disclosure Letter or any representation or warranty of DirectCash contained in this Agreement or in any certificate or other instrument delivered in connection herewith and will not affect any right of Parent hereunder;

(d)                                 DirectCash will, in all material respects, conduct itself so as to keep the Parent fully informed, and consult with the Parent, as to any material decisions required to be made or actions required to be taken with respect to the operation of its business, provided that such disclosure is not otherwise prohibited by reason of a confidentiality obligation owed to a third party for which a waiver could not be obtained;

(e)                                  DirectCash shall not, and shall not permit any of the DirectCash Subsidiaries to, reorganize, amalgamate or merge with or any other person that is not DirectCash or a DirectCash Subsidiary, or restructure, reorganize or liquidate or otherwise enter into any agreements or arrangements imposing materials changes or restrictions on the DirectCash Assets, its operations or business;

(f)                                   DirectCash shall not, and shall not permit any of the DirectCash Subsidiaries to, directly or indirectly (without duplication):

(i)                                     transfer, sell, pledge, lease, license, mortgage, divest, cancel, abandon, encumber, dispose of or cause or permit (to the extent permission from DirectCash or any DirectCash Subsidiary is required) a Lien (other than a Permitted Lien) to be created on any DirectCash Assets, except: (A) in the ordinary course of business consistent with past practice; (B) with respect to the sale of obsolete assets; or (C) pursuant to Contracts in effect prior to the date of this Agreement.

(ii)                                  except as disclosed in Section 5.1 of the Disclosure Letter, or in the ordinary course of business consistent with past practice: (A) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise) any person or division thereof or any property or asset for consideration in excess of $2,000,000 in the aggregate; (B) make any investment either by the purchase of securities, contribution of capital, property transfer or purchase of any property or asset for consideration in excess of $2,000,000 in the aggregate; or (C) enter into or extend any option to acquire, or exercise an option to acquire, any properties or assets of any other person, if it would result in expenditures in excess of $2,000,000 in the aggregate by DirectCash and the DirectCash Subsidiaries (taken as a whole);

(iii)                               except as disclosed in Section 5.1 of the Disclosure Letter: (A) prepay any Indebtedness before its scheduled maturity date (except as required by the terms of such Indebtedness) or incur any Indebtedness; (B) issue any debt securities; (C) assume, endorse, guarantee or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans or advances, other than in the ordinary course of business (other than: (1) to pay legal and Financial Advisor fees in respect of the Arrangement; (2) to pay the Employee Obligations; (3) for maintenance capital expenditures in accordance with the last annual approved budget of DirectCash; (4) for growth capital expenditures less than $2,000,000 in the aggregate; and (5) any Indebtedness incurred in the ordinary course under the DirectCash Credit Agreement (as in effect on the date hereof) or, incurred to replace, renew, extend, refinance or refund any existing Indebtedness);

(iv)                              other than in the ordinary course of business consistent with past practice or in connection with the Cashcard Acquisition, make or commit to make maintenance capital expenditures in excess of $5,000,000 in the aggregate;

(v)                                 take any action inconsistent with this Agreement that would (A) prevent, materially impede or significantly delay the completion of the transactions contemplated hereby, or (B) cause any of the representations or warranties set forth in Article 3 to be untrue in any material respect as of the Effective Time;

(vi)                              pay, discharge, satisfy, waive or amend any material claims, liabilities or obligations, in each case, in excess of $2,000,000 in the aggregate, other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the DirectCash Financial Statements, which are incurred in the ordinary course of business consistent with past practice or which are Employee Obligations;

(vii)                           except as disclosed in Section 5.1 of the Disclosure Letter, enter into, terminate (other than extensions in the ordinary course of business) or materially amend or modify any Material Contract;

(viii)                        terminate or cancel any Material Contract not otherwise contemplated in this Section 5.1;  or

(ix)                              except as disclosed in Section 5.1 of the Disclosure Letter, enter into a new line of business;

(g)                                  subject to Section 2.13, except as disclosed in Section 5.1 of the Disclosure Letter, or as is necessary to comply with applicable Laws, the DirectCash Compensation Plans or existing Contracts, DirectCash shall not, and shall not permit any of the DirectCash Subsidiaries to:

(i)                                     take any action with respect to the increase in, or amendment or grant of, any change of control, severance, retention or termination pay policies or arrangements;

(ii)                                  increase in any manner the compensation or consulting fees, bonus levels pension, welfare  or other benefits payable to any employee, consultant or director;

(iii)                               enter into or modify any employment agreement with any officer or director or with any employee or consultant who is a natural person with an annual salary or wage rate or consulting fees in excess of $200,000;

(iv)                              adopt, establish or become a party to any new DirectCash Compensation Plan or terminate, waive its rights under, amend or make any contribution to, or otherwise fund, any DirectCash Compensation Plan;

(v)                                 grant any new awards, or amend or modify the terms of any outstanding awards, under any DirectCash Compensation Plan other than as contemplated by this Agreement; or

(vi)                              issue or forgive any loan to any director, officer, consultant or DirectCash Employee,

provided, however, that the foregoing shall not restrict DirectCash or any of the DirectCash Subsidiaries from entering into or making available to newly hired or retained employees or contractors who are natural persons in the context of new hires or promotions or elevations based on job performance or workplace requirements, in each case in the ordinary course in accordance with past practice, plans, agreements, benefits and compensation arrangements that have a value that is consistent with DirectCash’s past practice of making compensation and benefits available to newly hired or promoted employees or contractors;

(h)                                 DirectCash shall not, and shall not permit any of the DirectCash Subsidiaries to, enter into any collective bargaining, agreement to form a work council or other union or similar agreement or commit to enter into any such agreements, except as required by applicable Laws;

(i)                                     DirectCash shall not, and shall not permit any of the DirectCash Subsidiaries to, commence, waive, release, assign, settle or compromise any Legal Actions or any claim or liability in excess of $500,000 individually or $2,000,000 in the aggregate, other than Legal Actions, or the payment, discharge or satisfaction of liabilities, made in the ordinary course of business consistent with past practice;

(j)                                    DirectCash shall not, and shall cause the DirectCash Subsidiaries not to, file, amend, abandon, fail to progress, or withdraw any material application for Authorization or other material regulatory approval in respect of the DirectCash Assets;

(k)                                 DirectCash and the DirectCash Subsidiaries shall:

(i)                                     duly file all Returns required to be filed by them on or after the date hereof in a manner consistent with past practice and all such Returns shall be true, complete and correct in all material respects;

(ii)                                  fully pay all Taxes shown on such Returns;

(iii)                               not make or rescind any material express or deemed election relating to Taxes (including adopting or changing any Tax accounting method), file any amended Returns, or waive or agree to extend the statute of limitations for the assessment of any Tax, where the result of such action is inconsistent with past practice;

(iv)                              not make a request for a Tax ruling or enter into a closing agreement with any Governmental Entity;

(v)                                 not settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes; and

(vi)                              properly reserve (and reflect such reserves in its books and records and financial statements) for all Taxes accruing in respect of DirectCash or the DirectCash Subsidiaries which are not due or payable prior to the Effective Date in a manner consistent with past practice;

(l)                                     DirectCash shall use its reasonable commercial efforts to cause the current insurance (or re-insurance) policies maintained by DirectCash or any of the DirectCash Subsidiaries, including directors’ and officers’ insurance, not to be cancelled or terminated and to prevent any of the coverage thereunder from lapsing, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums (subject to reasonable availability in the marketplace) are in full force and effect, provided that neither DirectCash nor the DirectCash Subsidiaries shall obtain or renew any insurance (or re-insurance) policy, other than with respect to the renewal of current term and runoff director and officer insurance, for a term exceeding 12 months and provided further that Parent will be granted the right to cancel any such insurance or reinsurance policy (other than any directors’ and officers’ insurance policy placed pursuant to Section 7.8) after the Closing Date and to be paid the corresponding pro-rata return premium;

(m)                             DirectCash will not enter into or amend any Contract with any broker, finder or investment banker as contemplated in Section 3.1(r);

(n)                                 DirectCash shall deliver to the Parent as soon as they become available, true and complete copies of any report or statement filed by it with the Securities Authorities subsequent to the date hereof. As of their respective dates, any such report or statement filed with the Securities Authorities subsequent to the date hereof: (i) shall not contain any misrepresentation or an omission of a material fact; and (ii) shall comply in all material respects with applicable requirements of Laws, including the Securities Laws;

(o)                                 DirectCash and each of the DirectCash Subsidiaries shall not take any action, or enter into any transaction other than a transaction required, contemplated or permitted by this Agreement or the Arrangement or a transaction carried out in the ordinary course of business, that, in each case, to the knowledge of DirectCash, would have the effect of materially reducing or eliminating the amount of the Tax cost “bump” otherwise available pursuant to paragraphs 88(1)(c) and 88(1)(d) of the Tax Act in respect of the securities of any DirectCash Subsidiaries and other non-depreciable capital property owned by the DirectCash or any of the DirectCash Subsidiaries on the date hereof, upon an amalgamation or winding up of DirectCash or any of the DirectCash Subsidiaries (or any of their respective successors);

(p)                                 DirectCash shall not agree to any amendments, waivers or extensions of the DC Bank Purchase Agreement and shall not consummate the transactions contemplated thereunder without the prior written consent of the Parent in its sole discretion;

(q)                                 immediately following the execution of this Agreement, DirectCash shall make available to the Parent 100% of the due diligence materials received from First Data Resources Australia Limited, Cashcard Australia Limited, their respective affiliates or their respective advisors or otherwise produced by DirectCash, its affiliates or their respective advisors relating to the Cashcard Acquisition, provided  for greater certainty, that no material constituting privileged advice shall be provided to the Parent to ensure legal privilege in such advice is maintained; and

(r)                                    not later than 10 days following the execution of this Agreement, DirectCash shall make available to the Parent a list of authorized signatories for each bank account of DirectCash and the DirectCash Subsidiaries listed in Section 3.1(ff) of the Disclosure Letter.

5.2                               Covenants of DirectCash Regarding the Arrangement

(a)                                 DirectCash shall perform, and shall cause the DirectCash Subsidiaries to perform, all obligations required to be performed by DirectCash or any of the DirectCash Subsidiaries under this Agreement, cooperate with the Parent in connection therewith and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated hereby and, without limiting the generality of the foregoing, DirectCash shall and, where appropriate, shall cause the DirectCash Subsidiaries to:

(i)                                     unless this Agreement shall have been terminated in accordance with Section 8.2, submit the Arrangement Resolution to the DirectCash Shareholders at the DirectCash Meeting in accordance with Section 2.2(c) and Section 2.2(d) and use reasonable commercial efforts to secure the Shareholders’ Vote in respect of the Arrangement Resolution in accordance with the terms and conditions of the Interim Order;

(ii)                                  use reasonable commercial efforts to obtain and maintain all necessary waivers, consents, permits, exemptions, orders, agreements, amendments, confirmations and approvals required to be obtained by DirectCash or a DirectCash Subsidiary in connection with the Arrangement from other parties to Material Contracts or from any applicable Governmental Entity (other than pursuant to the Regulatory Approvals);

(iii)                               use best efforts to obtain and maintain the consents or approvals set forth in Section 5.2(a)(iii) of the Disclosure Letter;

(iv)                              use best efforts to arrange for introductions to the counterparties and Governmental Entities listed in Schedule 5.2(a)(iv) of the Disclosure Letter;

(v)                                 use reasonable commercial efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from DirectCash and the DirectCash Subsidiaries relating to the Arrangement;

(vi)                              use reasonable commercial efforts to assist the Parent to obtain all Regulatory Approvals in a timely manner;

(vii)                           advise the Parent as the Parent may reasonably request, and on a daily basis on each of the last ten (10) Business Days prior to the proxy cut-off date for the DirectCash Meeting, as to the aggregate tally of the proxies received by DirectCash in respect of the Arrangement Resolution;

(viii)                        inform the Parent as soon as it is aware of any communication (written or oral) received by DirectCash from DirectCash Shareholders in opposition to the Arrangement and of any notice of Dissent Rights exercised or purported to have been exercised by any DirectCash Shareholders received by DirectCash or its representatives in relation to the DirectCash Meeting and the Arrangement Resolution and any withdrawal of Dissent Rights received by DirectCash and, subject to applicable Laws, any written communications sent by or on behalf of DirectCash to any DirectCash Shareholders exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution; provided that (i)

                                                DirectCash shall provide the Parent with an opportunity to review and comment on any written communications sent by or on behalf of DirectCash to any such DirectCash Shareholders and to participate in any discussions, negotiations or proceedings with or including any such DirectCash Shareholders, and (ii) DirectCash shall not settle or compromise or agree to settle or compromise any such claims for Dissent Rights without the prior written consent of the Parent;

(ix)                              give notice to the Parent of the DirectCash Meeting and allow the Parent’s representatives and legal counsel to attend the DirectCash Meeting;

(x)                                 (A) promptly notify the Parent of any claim brought by (or threatened to be brought by) any present, former or purported holder of any securities of DirectCash in connection with the Arrangement or any other transactions contemplated by this Agreement, and (B) consult with the Parent prior to settling any such claim and not settle or compromise, or agree to settle or compromise, any such claim without the prior written consent of the Parent, such consent not to be unreasonably withheld or delayed;  and

(xi)                              indemnify and save harmless Parent and their directors, officers, employees, representatives and agents from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits) to which Parent and its directors, officers, employees, representatives or agents may be subject or which Parent and its directors, officers, employees, representatives or agents may suffer, whether under the provisions of any Law or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(A)                               any misrepresentation in the DirectCash Circular;

(B)                               any order made or any inquiry, investigation or proceeding by any Securities Authority or other competent authority based upon any misrepresentation in any document filed by or on behalf of DirectCash in compliance or intended compliance with Securities Laws; and

(C)                               DirectCash not complying with any requirement of applicable Laws in connection with the transactions contemplated hereby;

in each case, as finally established by a final non-appealable decision of a court of competent jurisdiction or Securities Authority, as applicable, except that DirectCash shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation based on information included in the DirectCash Circular provided by Parent or the non-compliance by Parent with any requirement of applicable Laws in connection with the transactions contemplated hereby.

(b)                                 Notwithstanding anything to the contrary in this Agreement, except as disclosed in Section 6.2(e) of the DirectCash Disclosure Letter, in connection with obtaining any approval or consent from any person with respect to any transaction contemplated hereby, neither the Parent, nor DirectCash or the DirectCash Subsidiaries shall be required to pay or commit to pay to such person whose approval or consent is being solicited any amount of cash or other consideration, or make any commitment or incur any liability or other obligation due to such person (including, without limitation, any renewal fee or early termination payment).

5.3                               Covenants of DirectCash regarding Cashcard Acquisition

DirectCash shall and, where appropriate, shall cause the DirectCash Subsidiaries to:

(a)                                 use best efforts to:

(i)                                     ensure that either:

(A)                               at least 60% of the ATMs acquired by DirectCash in the Cashcard Acquisition are fully EMV-enabled by January 1, 2017; and

(B)                               at least 60% of ATM transactions from ATMs acquired by DirectCash as part of the Cashcard Acquisition process EMV transactions with all relevant schemes (including, but not limited to, eftpos, Europay, MasterCard and Visa) on a live operating basis by January 1, 2017, in each case, as measured by DirectCash’s transaction processor(s);

(ii)                                  with respect to customer contracts acquired in the Cashcard Acquisition, renew at least 60% of the contracts which would otherwise expire on or prior to June 30, 2017 (using profit per contract metrics consistent with historic business practices and amounts paid to merchants (i.e. merchant commissions) that are, in the aggregate, materially consistent with previous commission terms); and

(iii)                               either:

(A)                               ensure that at least 90% of ATM transactions for its existing Australia fleet become processing EMV transactions by January 1, 2017, as measured by DirectCash’s transaction processor(s) (provided, however, that any transactions with or from financial institutions which have not completed network EMV upgrades by such date shall be excluded); or

(B)                               obtain a network waiver extending the upgrade deadline in respect of its Australian ATM fleet to March 31, 2017;

provided that any failure to satisfy the foregoing thresholds in this Section 5.3(a) shall not constitute a breach of this Agreement unless such failure would reasonably be expected to have a Material Adverse Effect; and

(b)                                 make a written submission to Australian Competition and Consumer Commission regarding the Cashcard Acquisition within 10 Business Days following the date hereof.

5.4                               Covenants of the Parent Regarding the Arrangement

The Parent shall perform all obligations required to be performed by it under this Agreement, cooperate with DirectCash in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated hereby and, without limiting the generality of the foregoing, the Parent shall:

(a)                                 subject to the provision in Section 5.6(b), use its reasonable commercial efforts to obtain all Regulatory Approvals, pay any filing fees in connection with such Regulatory Approvals, and to effect all necessary registrations, filings and submissions of information requested or required by Governmental Entities from the Parent relating to the Arrangement in a timely manner; and

(b)                                 ensure that Parent has available funds at the Effective Time to pay the aggregate Cash Consideration and all other amounts required to be paid by it under the Plan of Arrangement at the Effective Time; and

(c)                                  file, as promptly as practicable, but in any event no later than November 14, 2016, a notification under Part III of the Investment Canada Act.

5.5                               Mutual Covenants

Each of the Parties covenants and agrees that, except as contemplated in this Agreement, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, it will:

(a)                                 use its reasonable commercial efforts to satisfy all conditions precedent in this Agreement, carry out the terms of the Interim Order and the Final Order to the extent applicable to it and comply promptly with all requirements imposed by Law on it with respect to this Agreement and the Arrangement;

(b)                                 use its reasonable commercial efforts, upon reasonable consultation with the other Party, to oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, all lawsuits or other legal, regulatory or other proceedings challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(c)                                  promptly notify the other Party in writing of: (i) any notice or other communication from any person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such person (or another person) is or may be required in connection with this Agreement or the Arrangement (and the response thereto from such Party or its representatives); (ii) any communication from any Governmental Entity in connection with the transactions and Regulatory Approvals contemplated by this Agreement (and the response thereto from such Party or its representatives); or (iii) any Legal Action threatened or commenced against or otherwise affecting such Party that is related to the transactions contemplated hereby; and

(d)                                 not take any action, refrain from taking any reasonable commercial action, or permit any action to be taken or reasonable commercial action to not be taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, materially impede or significantly delay the consummation of the Arrangement or the transactions contemplated hereby or which would diminish the value of DirectCash and the DirectCash Subsidiaries (taken as a whole) or the DirectCash Assets in any way, in each case, except as permitted by this Agreement.

5.6                               Regulatory Approvals

(a)                                 Each of the Parties shall:

(i)                                     as soon as reasonably practicable, use its reasonable commercial efforts to make, or cause their respective Affiliates to make, any notification filings and submissions with any Governmental Entity that is required by any Antitrust Laws and to seek any other consent or approval, required in connection with the Regulatory Approvals, including for the avoidance of doubt, making a filing with the United Kingdom’s Competition and Markets Authority pursuant to the UK Enterprise Act 2002, provided that such any consents or approvals under Antitrust Laws shall not constitute conditions to closing;

(ii)                                  promptly inform the other Party of any material communication received by that Party from any Governmental Entity in respect of obtaining or concluding the Regulatory Approvals and keep the other Party informed of the status of discussions relating to obtaining or concluding the Regulatory Approvals;

(iii)                               use its reasonable best efforts to respond promptly to any request or notice from any Governmental Entity requiring the Parties, or any of them, to supply additional information that is relevant to the review of the transactions contemplated hereby in respect of obtaining or concluding the Regulatory Approvals;

(iv)                              except with respect to the Parent’s filings pursuant to Section 5.4(c), permit the other Party to review in advance any proposed applications, notices, filings, submissions, undertakings, correspondence and communications of any nature (including responses to requests for information and inquiries from any Governmental Entity) in respect of obtaining or concluding the Regulatory Approvals, and shall provide the other Party with a reasonable opportunity to comment thereon and agree to consider those comments in good faith;

(v)                                 promptly provide the other Party with any applications, notices, filings, submissions, undertakings, correspondence and communications of any nature (including responses to requests for information and inquiries from any Governmental Entity) that were submitted to, or received from, a Governmental Entity in respect of obtaining or concluding the Regulatory Approvals; and

(vi)                              not participate in any substantive meeting or discussion (whether in person, by telephone or otherwise) with a Governmental Entity in respect of obtaining or concluding the Regulatory Approvals unless it consults with the other Party in advance and gives the other Party the opportunity to attend and participate thereat.

(b)                                 The Parent shall take, or cause to be taken, all action and do, or cause to be done, all things necessary, proper or advisable to obtain the Regulatory Approvals, and to avoid or eliminate each and every impediment under any Antitrust Law asserted by any Governmental Entity, in each case so as to enable the Parties hereto to close the transactions contemplated hereby, as promptly as practicable, and in any event no later than the Outside Date, including proposing, negotiating, agreeing to and effecting, by undertaking, consent agreement, consent decree, hold separate order or otherwise: (A) the sale, divestiture, license or other disposition of businesses or assets of the Parent, any of the Parent’s subsidiaries or of DirectCash and the DirectCash Subsidiaries; (B) the taking of any action that, after consummation of the transactions contemplated hereby, would limit the freedom of action of, or impose any other requirement on, the Parent, any of the Parent’s subsidiaries with respect to the operation of one or more of the businesses or assets of the Parent, any of the Parent’s subsidiaries or DirectCash and the DirectCash Subsidiaries; and (C) any other undertaking or remedy whatsoever that may be necessary in order to obtain the Regulatory Approvals or eliminate any other impediment under any Antitrust Law, including contesting, defending and appealing any action to prohibit the transactions contemplated hereby or, in the alternative, to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any action or proceeding seeking to prohibit the transactions or delay the closing of the transactions contemplated hereby beyond the Outside Date, provided that any such divestiture, disposition, undertaking or remedy may be conditioned upon the consummation of the transactions contemplated hereby.

(c)                                  Notwithstanding any requirement in this Section 5.6, Section 5.2 or in Section 7.6, where a Party (in this Section 5.6(c) only, a “Disclosing Party”) is required under this Section 5.6, Section 5.2 or Section 7.6 to provide information to another Party (in this Section 5.6(c) only, a “Receiving Party”) that the Disclosing Party deems to be competitively sensitive information, the Disclosing Party may restrict the provision of such competitively sensitive information only to the external legal counsel of the Receiving Party, provided that the Disclosing Party also provides a redacted version of any such application, notice, filing, submissions, undertakings, correspondence or communications (including responses to requests for information and inquiries from any Governmental Entity) which contains the competitively sensitive information.

5.7                               Pre-Acquisition Reorganization; Bump Transaction

(a)                                 DirectCash agrees that, upon request of the Parent, DirectCash shall use all reasonable commercial efforts to: (i) effect such reorganizations of DirectCash and the DirectCash Subsidiaries’ respective corporate structure, capital structure, business, operations and assets or such other transactions as the Parent may request, acting reasonably (including the continuance of DirectCash and/or any of the DirectCash Subsidiaries under the Laws of another jurisdiction or amending the organizational documents of any relevant entity (each, a “Pre-Acquisition Reorganization”); and (ii) cooperate with the Parent and its advisors in order to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they might most effectively be undertaken; provided that DirectCash shall be required to take the foregoing actions only to the extent that DirectCash determines in good faith that: (A) the Pre-Acquisition Reorganizations are not prejudicial or adverse to DirectCash or any of the DirectCash Subsidiaries (having regard to the indemnities provided herein), (B) the Pre-Acquisition Reorganizations do not impair the ability of any of the Parties to complete the Arrangement or delay the completion of the Arrangement; (C) the Pre-Acquisition Reorganizations are only effected on the Closing Date (or earlier if mutually agreed upon by the Parties); (D) none of DirectCash or any of the DirectCash Subsidiaries is required to take any action that could reasonably be expected to result in Taxes being imposed on, or any adverse Tax or other consequences to, any DirectCash Shareholder incrementally greater than the Taxes or other consequences to such party in connection with the completion of the Arrangement in the absence of action being taken pursuant to this Section 5.7; (E) the Pre-Acquisition Reorganizations do not result in any breach by DirectCash or any of the

                                                DirectCash Subsidiaries of any Contract or any breach by DirectCash or any of the DirectCash Subsidiaries of their respective organizational documents or Law; (F) the Pre-Acquisition Reorganizations do not unreasonably interfere with the ongoing operations of DirectCash or the DirectCash Subsidiaries, taken as a whole; (G) the Pre-Acquisition Reorganizations do not require DirectCash to obtain approval of the DirectCash Shareholders (other than in respect of the Arrangement Resolution at the DirectCash Meeting); and (H) the Pre-Acquisition Reorganizations do not impact the value or type of consideration to be received by DirectCash Shareholders under the Arrangement.  The Parent shall provide written notice to DirectCash of any proposed Pre-Acquisition Reorganization at least 15 Business Days prior to the Effective Time.  Upon receipt of such notice, the Parent and DirectCash shall work co-operatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do all such other acts and things as are reasonably necessary, including making amendments to this Agreement or the Plan of Arrangement, to give effect to such Pre-Acquisition Reorganization; provided that such amendments do not require DirectCash to obtain any additional approval of the DirectCash Shareholders (other than as properly put forward and approved at the DirectCash Meeting).  If the Arrangement is not completed, the Parent shall, upon request by DirectCash (x) forthwith reimburse DirectCash for all reasonable and documented out-of-pocket costs and expenses incurred in connection with any proposed Pre-Acquisition Reorganization; and (y) indemnify DirectCash for any direct losses, direct damages, reasonable costs and expenses, interest awards, judgments, penalties and Taxes (other than those reimbursed in accordance with the foregoing) suffered or incurred by DirectCash or any of the DirectCash Subsidiaries in connection with or resulting from any Pre-Acquisition Reorganization and in connection with or resulting from reversing or unwinding any Pre-Acquisition Reorganization (where such reversal is determined by DirectCash to be necessary, acting reasonably).

(b)                                 Without limiting the generality of the foregoing, DirectCash acknowledges that the Parent may enter into transactions (the “Bump Transactions”) designed to step up the Tax basis in certain capital property of DirectCash for purposes of the Tax Act and agrees to use reasonable commercial efforts to provide information reasonably requested by the Parent and available to DirectCash in this regard on a timely basis, and to assist in obtaining any such information required or desired by the Parent to facilitate a successful completion of the Bump Transactions or any other such reorganizations or transactions, as is reasonably requested by the Parent.

ARTICLE VI
CONDITIONS

6.1                               Mutual Conditions Precedent

The obligations of the Parties to complete the transactions contemplated hereby are subject to the fulfillment, on or before the Effective Time or such other time specified, of each of the following conditions precedent:

(a)                                 the Interim Order shall have been obtained in form and on terms satisfactory to each of the Parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the Parties, acting reasonably, on appeal or otherwise;

(b)                                 the Arrangement Resolution shall have been approved at the DirectCash Meeting by not less than the Shareholders’ Vote;

(c)                                  the Final Order shall have been obtained in form and on terms satisfactory to each of the Parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the Parties, acting reasonably, on appeal or otherwise;

(d)                                 the Certificate of Arrangement shall have been issued by the Registrar and the Effective Date shall have occurred not later than the Outside Date;

(e)                                  no Governmental Entity having jurisdiction in the circumstances shall have enacted, issued, promulgated, applied for (or advised any of the Parties in writing that it has determined to make such application), enforced or entered any Law (whether temporary, preliminary or permanent) that restrains, enjoins or otherwise prohibits consummation of, or dissolves the Arrangement or the transactions contemplated hereby; and

(f)                                   this Agreement shall not have been terminated in accordance with its terms.

The foregoing conditions precedent are for the mutual benefit of the Parties and may only be waived, in whole or in part, by the mutual consent of the Parties in writing at any time in their sole discretion without prejudice to any other rights they may have. If any of the foregoing conditions shall not be satisfied or waived in writing by both Parties on or before the date required for their performance and provided such non-compliance did not arise from the acts or omissions of the Party wishing to terminate, then a Party may terminate this Agreement by written notice to the other Party in addition to the other rights or remedies it may have at law or in equity against such other Party.

6.2                               Additional Conditions Precedent to the Obligations of the Parent

The obligations of the Parent to complete the transactions contemplated hereby shall also be subject to the fulfillment of each of the following conditions precedent:

(a)                                 Subject to Section 5.3, all covenants of DirectCash under this Agreement to be performed on or before the Effective Time shall have been duly performed by DirectCash in all material respects, and the Parent shall have received a certificate of DirectCash addressed to each of the Parent and dated the Effective Time, signed on behalf of DirectCash by two directors or executive officers of DirectCash (on behalf of DirectCash and without personal liability), confirming the same as at the Effective Time;

(b)                                 the representations and warranties of DirectCash set forth in this Agreement shall be true and correct as of the Effective Time, as though made on and as of such time (except that to the extent that any such representation and warranty expressly speaks as of a specific date, such representation and warranty shall be true and correct as of that specific date), unless the failure to be true and correct does not have, individually or in the aggregate, a Material Adverse Effect (it being understood that, for this purpose, any reference to “material”, Material Adverse Effect or other concepts of materiality in such representations and warranties shall be disregarded); provided that the representations and warranties of DirectCash in Section 3.1(a) (Board Approval), Section 3.1(b) (Organization), Section 3.1(d) (Authority Relative to this Agreement), Section 3.1(e) (No Violations), Section 3.1(g) (Capitalization), Section 3.1(h) (Convertible and Exchangeable Securities), Section 3.1(i) (Subsidiaries and Other Interests) and Section 3.1(r) (Brokers) shall be true and correct in all material respects as of the Effective Time. The Parent shall have received a certificate of DirectCash addressed to each of the Parent and dated the Effective Time, signed on behalf of DirectCash by two directors or executive officers of DirectCash (on behalf of DirectCash and without personal liability), confirming the same as of the Effective Time;

(c)                                  between the date hereof and the Effective Time, there shall not have been any Material Adverse Effect;

(d)                                 Dissent Rights shall not have been validly exercised and not withdrawn with respect to more than 5% of the issued and outstanding Common Shares (other than any Common Shares held by the Parent or its respective affiliates);

(e)                                  each agreement listed in Section 6.2(e) of the DirectCash Disclosure Letter shall have terminated, modified or amended in accordance with the terms set forth in Section 6.2(e) of the DirectCash Disclosure Letter to the satisfaction of Parent, acting reasonably;

(f)                                   the individual listed in Section 6.2(f) of the DirectCash Disclosure Letter shall have executed a non-competition and non-solicitation agreement in substantially the form set forth in Schedule “D” annexed hereto; and

(g)                                  no default shall have occurred or be continuing under, and neither DirectCash nor any affiliate thereof shall be in breach of any financial covenants set forth in, any of the DirectCash Credit Agreement or the DirectCash Indenture (and no condition or state of facts shall exist at the Effective Time which, with notice or lapse of time or both, could reasonably be expected to give rise to such breach or default), or, alternatively, DirectCash shall have obtained all necessary waivers with respect to any such breach or default and, in either such case, Parent shall have received a certificate of DirectCash addressed to each of the Parent and dated the Effective Time, signed on behalf of DirectCash by two directors or executive officers of DirectCash (on behalf of DirectCash and without personal liability), confirming the same as at the Effective Time.

The foregoing conditions precedent are for the exclusive benefit of the Parent and may be waived, in whole or in part, by the Parent in writing at any time in their sole discretion without prejudice to any other rights they may have. If any of the foregoing conditions shall not be satisfied or waived in writing by the Parent on or before the date required for their performance and provided such non-compliance did not arise from the acts or omissions of the Parent, then the Parent may terminate this Agreement by written notice to DirectCash in addition to the other rights or remedies they may have at law or in equity against DirectCash.

6.3                               Additional Conditions Precedent to the Obligations of DirectCash

The obligations of DirectCash to complete the transactions contemplated hereby shall also be subject to the following conditions precedent:

(a)                                 all covenants of the Parent under this Agreement to be performed on or before the Effective Time shall have been duly performed by the Parent in all material respects, and DirectCash shall have received a certificate of each of the Parent, addressed to DirectCash and dated the Effective Time, signed on behalf of the Parent by two directors or executive officers of the Parent (on the Parent’s behalf and without personal liability), confirming the same as of the Effective Time;

(b)                                 the representations and warranties of the Parent set forth in this Agreement shall be true and correct (for representations and warranties qualified as to materiality, true and correct in all respects, and for all other representations and warranties, true and correct in all material respects) as of the Effective Time, as though made on and as of such time (except that to the extent that any such representation and warranty expressly speaks as of a specific date, such representation and warranty shall be true and correct as of that specific date), unless the failure to be true and correct does not have, individually or in the aggregate, a material adverse effect on the Parent’s ability to consummate the transactions contemplated by this Agreement. DirectCash shall have received a certificate of each of the Parent, addressed to DirectCash and dated the Effective Time, signed on behalf of the Parent by two directors or executive officers of the Parent (on such Parent’s behalf and without personal liability), confirming the same as of the Effective Time; and

(c)                                  the Parent shall have deposited or caused to be deposited in escrow with the Depositary not less than one Business Day prior to the Closing Date, the Cash Consideration payable to the DirectCash Shareholders and DirectCash shall have received written confirmation of the receipt of such funds by the Depositary.

The foregoing conditions precedent are for the exclusive benefit of DirectCash and may be waived, in whole or in part, by DirectCash in writing at any time in its sole discretion without prejudice to any other rights it may have. If any of the foregoing conditions shall not be satisfied or waived in writing by DirectCash on or before the date required for their performance and provided such non-compliance did not arise from the acts or omissions of DirectCash, then DirectCash may terminate this Agreement by written notice to the Parent in addition to the other rights or remedies it may have at law or in equity against the Parent.

ARTICLE VII
ADDITIONAL AGREEMENTS

7.1                               Notice and Cure Provisions

(a)                                 Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Effective Time, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(i)           cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect at any time from the date hereof to the Effective Time; or

(ii)          result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder prior to the Effective Time.

(b)                                 The Parent may not exercise their respective rights to terminate this Agreement pursuant to Section 8.2(c)(ii) and DirectCash may not exercise its right to terminate this Agreement pursuant to Section 8.2(d)(i) unless the Party seeking to terminate the Agreement shall have delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other obligations that the Party delivering such notice is asserting as the basis for the termination right. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date, no Party may exercise such termination right, until the earlier of: (i) the

Outside Date; and (ii) the date that is ten (10) Business Days following receipt of such notice by the Party to whom the notice was delivered if such matter has not been cured by such date.

7.2                               Non-Solicitation

(a)                                 DirectCash shall, and shall cause the DirectCash Subsidiaries, and their respective officers, directors, DirectCash Employees, representatives and agents to, immediately cease and terminate, or cause to be terminated, any existing solicitations, encouragements, discussions, negotiations or other activities commenced prior to the date of this Agreement with any person (other than the Parent) relating to an Acquisition Proposal.

(b)                                 DirectCash shall: (i) immediately discontinue access to any data room relating to any Acquisition Proposal; and (ii) promptly request and use its reasonable commercial efforts to require: (A) the return or destruction of all information; and (B) the destruction of all material including or incorporating or otherwise reflecting such information, in each case, to the extent provided to any third party (or to its officers, directors, employees, representatives or agents) that has entered into a confidentiality agreement with DirectCash relating to a potential Acquisition Proposal to the extent that such information has not previously been returned or destroyed, and shall use its reasonable commercial efforts to ensure that such requests are honoured in accordance with the terms of such agreement.

(c)                                  DirectCash covenants and agrees: (i) that it shall take all necessary action to enforce each confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, restriction or covenant to which it or any of the DirectCash Subsidiaries is a party to the fullest extent permitted under applicable Law, including by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof; and (ii) that neither it, nor any of the DirectCash Subsidiaries or any of their respective representatives shall, without the prior written consent of the Parent (which may be withheld or delayed in the Parent’s sole and absolute discretion), release any person from, or terminate, waive, amend, suspend or otherwise modify such person’s obligations respecting DirectCash or any of the DirectCash Subsidiaries under any confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, restriction or covenant to which DirectCash or any of the DirectCash Subsidiaries is a party, except to the extent any such obligations terminate according to their terms.

(d)                                 Except as expressly provided in this Section 7.2, DirectCash shall not, directly or indirectly, through any officer, director, DirectCash Employee, consultant, investment banker, lawyer, accountant or other representative (including any financial or other advisor) or agent of DirectCash or any of the DirectCash Subsidiaries:

(i)           solicit, assist, initiate, or knowingly facilitate or encourage (including by way of furnishing information or permitting any visit to any properties or facilities or entering into any agreement, arrangement or understanding) any inquiries, proposals or offers that constitute or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(ii)          enter into or otherwise engage or participate in any discussions or negotiations with any person regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(iii)         withdraw, amend, modify or qualify, or propose publicly or state an intention to withdraw, amend, modify or qualify, in a manner adverse to the Parent, the approval or recommendation of the Board or any committee thereof of this Agreement or the Arrangement;

(iv)         furnish or provide access to any information or data concerning DirectCash, the DirectCash Subsidiaries or their respective businesses, properties or assets to any person in connection with, or that would reasonably be expected to constitute or lead to, an Acquisition Proposal;

(v)          accept, approve, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, or take no position or a neutral position with respect to a publicly announced or publicly proposed Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than five (5) Business Days following the formal announcement of such Acquisition Proposal will not be considered to be in violation of this Section 7.2, provided the Board has rejected such Acquisition Proposal and affirmed the Board’s recommendation of the Arrangement before the end of such five (5) Business Day period); or

(vi)         accept or enter into, or publicly propose to accept or enter into, any letter of intent, memorandum of understanding, agreement in principle or other agreement in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by Section 7.2(e)(iv)).

(e)                                  Notwithstanding Section 7.2(d), or any other provision hereof, DirectCash shall be permitted to enter into or participate in any discussions or negotiations with any third party in response to an Acquisition Proposal by such person and may provide copies of, or access to or disclosure of information, properties, facilities, books or records of DirectCash if and only if:

(i)           the Board first determines in good faith, after consultation with its outside legal counsel, that based on the information then available and after consultation with its financial advisor(s), such Acquisition Proposal constitutes, or would reasonably be expected to constitute or lead to, a Superior Proposal, and that the failure to take such action would be reasonably likely to result in a breach of its fiduciary duties under applicable Law;

(ii)          such person was not restricted from, or had not otherwise been released from (except in accordance with the terms of any applicable agreement without any action by DirectCash), making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure or similar agreement, restriction or covenant with DirectCash;

(iii)         DirectCash has been, and would be after entering into or participating in any such discussions or negotiations, in compliance with all of its obligations under this Section 7.2;

(iv)         prior to providing any such copies, access or disclosure, DirectCash enters into a confidentiality and standstill agreement with such person with terms at least as restrictive in all material respects on such person as the Confidentiality Agreement and any such copies, access or disclosure provided to such person shall have already been (or simultaneously be) provided to the Parent; and

(v)          DirectCash provides the Parent with:

(A)         prompt written notice stating the intention of DirectCash to participate in such discussions or negotiations and to provide such copies, access or disclosure; and

(B)         prior to providing any such copies, access or disclosure, a true, complete and final executed copy of the confidentiality agreement referred to in Section 7.2(e)(iv).

(f)                                   DirectCash shall promptly notify the Parent, at first orally and then within 48 hours in writing, of any proposal, inquiry, offer or request relating to, or constituting an Acquisition Proposal or any amendments to the foregoing or any request for non-public information relating to DirectCash in connection with an Acquisition Proposal or for access to the properties, facilities, books or records of DirectCash or any of the DirectCash Subsidiaries by any person that informs DirectCash that it is considering making, or has made, an Acquisition Proposal and any amendment thereto. If in writing or electronic form, DirectCash shall provide a copy thereof to the Parent, and if not in writing or electronic form, a description of the terms and conditions of any such Acquisition Proposal or proposal, inquiry, offer or request and shall provide the identity of the person making any such Acquisition Proposal or proposal, inquiry, offer or request. DirectCash shall keep the Parent fully informed of the status of, developments to and any change in the terms of any such Acquisition Proposal or proposal, inquiry, offer or request. DirectCash shall provide to the Parent copies of all correspondence if in writing or electronic form, and if not in writing or electronic form, a description of the terms of such correspondence sent to DirectCash by or on behalf of any person making any such Acquisition Proposal.

(g)                                  If DirectCash receives an Acquisition Proposal, the Board may accept, approve or recommend such Acquisition Proposal and enter into a definitive agreement with respect to such Acquisition Proposal if and only if:

(i)           the Board first determines in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal constitutes a Superior Proposal and that the failure to take such action would be reasonably likely to result in a breach of its fiduciary duties under applicable Law;

(ii)          the person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill, non-disclosure or similar agreement, restriction or covenant;

(iii)         DirectCash has been, and continues to be, in compliance with all of its obligations under this Section 7.2;

(iv)         DirectCash has provided the Parent with written notice of the determination of the Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Board to enter into such definitive agreement with respect to such Superior Proposal, together with a written notice from the Board regarding the value and financial terms that the Board, in consultation with its financial advisor(s), has determined should be ascribed to any non-cash consideration offered under such Acquisition Proposal (the “Superior Proposal Notice”);

(v)          DirectCash has provided the Parent with a copy of the proposed definitive agreement for the Superior Proposal and all supporting materials;

(vi)         at least five (5) Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which the Parent received the Superior Proposal Notice and the date on which the Parent received all of the materials set forth in Section 7.2(g)(v);

(vii)        during any Matching Period, the Parent have had the opportunity (but not the obligation), in accordance with Section 7.2(h), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(viii)       after the expiry of the Matching Period, the Board: (A) has determined in good faith, after consultation with its outside legal counsel and its financial advisor(s), that such Acquisition Proposal continues to constitute a Superior Proposal (if applicable, compared to the terms of the Arrangement as proposed to be amended by the Parent under Section 7.2(h)); and (B) has determined in good faith, after consultation with its outside legal counsel, that recommending that DirectCash enter into a definitive agreement with respect to such Superior Proposal is necessary in order for the Board to comply with its fiduciary duties under applicable Law;

(ix)        DirectCash concurrently terminates this Agreement pursuant to Section 8.2(d)(ii); and

(x)         DirectCash has previously, or concurrently shall have, paid to Parent (or such Parent affiliate as the Parent may designate) the Termination Fee.

(h)                                 During the Matching Period, or such longer period as DirectCash may approve in writing for such purpose: (i) the Board shall review any offer made by the Parent under Section 7.2(g)(vii) to amend the terms of this Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (ii) DirectCash shall negotiate in good faith with the Parent to make such amendments to the terms of this Agreement and the Arrangement as would enable the Parent to proceed with the transactions contemplated hereby on such amended terms. If the Board determines that such Acquisition Proposal would cease to be a Superior Proposal, DirectCash shall promptly so advise the Parent and DirectCash and the Parent shall amend this Agreement to reflect such offer made by the Parent, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(i)                                     The Board shall promptly reaffirm its recommendation of the Arrangement by news release after any Acquisition Proposal is publicly announced or made if: (i) the Board determines that the Acquisition Proposal is not a Superior Proposal; or (ii) the Board determines that an amendment to the terms of the Arrangement as contemplated under Section 7.2(g)(vii) has been agreed that results in the Acquisition Proposal not being a Superior Proposal. The Parent and its counsel and other advisors shall be given a reasonable opportunity to review and comment on the form and content of any such news release.

(j)                                    Each successive amendment or modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of this Section 7.2 and the Parent shall be afforded a new Matching Period from the later of the date on which the Parent received the Superior Proposal Notice and the date on which the Parent received all of the materials set forth in Section 7.2(g)(v) with respect to the new Superior Proposal from DirectCash.  In the event that either (A) an Acquisition Proposal is publicly announced, or (B) DirectCash provides the notice in Section 7.2(g)(iv), in each case on a date that is less than 10 Business Days prior to the DirectCash Meeting, the Parent shall be entitled to require DirectCash to adjourn or postpone the DirectCash Meeting in accordance with the terms of this Agreement to a date that is no more than 10 Business Days after the scheduled date of the DirectCash Meeting, provided that in no event will such adjourned or postponed meeting be held on a date that is less than 10 Business Days prior to the Outside Date.

(k)                                 Nothing contained in this Agreement shall prevent the Board from: (i) withdrawing, qualifying or modifying its recommendation of the Arrangement in a manner adverse to AcquisitionCo following the date hereof if the Board has received a Superior Proposal and, after consultation with outside legal counsel, the Board makes the determination that it would be reasonably likely to result in a breach of its fiduciary duties under applicable Law to continue to recommend the Arrangement to the DirectCash Shareholders or (ii) complying with Section 2.17 of Multilateral Instrument 62-104 Takeover Bids and Issuer Bids and similar provisions under Securities Laws relating to the provision of directors’ circulars and making appropriate disclosure to its securityholders.

7.3                               Termination Fee

(a)                                 DirectCash shall pay, or cause to be paid, to Parent (or to such affiliate of Parent as it may direct in writing) by wire transfer of immediately available funds an amount equal to $15,000,000 (the “Termination Fee”) if:

(i)           the Parent shall have terminated this Agreement pursuant to Section 8.2(c)(i) or 8.2(c)(iii), in which case payment shall be made within two (2) Business Days of such termination;

(ii)          DirectCash shall have terminated this Agreement pursuant to Section 8.2(d)(ii); or

(iii)         after the date hereof, but prior to the termination of this Agreement: (A) an Acquisition Proposal shall have been publicly announced or a person shall have publicly announced an intention to do so; (B)(1) the Shareholders’ Vote shall not have been held prior to the Outside Date, or (2) the Shareholders’ Vote shall have been held prior to the Outside Date, while any Acquisition Proposal remains outstanding and the Arrangement Resolution shall not have been approved pursuant thereto; and (C) within twelve (12) months after the date of the termination of this Agreement, a transaction to effect any Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above) is consummated by DirectCash, in which case payment shall be made on the date on which such Acquisition Proposal is consummated. In such event, the Termination Fee shall be paid upon the consummation of the transaction referred to in this Section 7.3(a)(iii).

(b)                                 DirectCash shall only be obligated to pay the Termination Fee once pursuant to this Section 7.3.

(c)                                  In the event that DirectCash determines that the Termination Fee is subject to Tax withholding, then the Parent shall have the right to elect in writing to delay receipt of the Termination Fee (without accrual of interest) for such period of time as Parent elects in order to make representations to the relevant Governmental Entity or to DirectCash as to the applicability of such Tax or the appropriate Tax withholding rate. DirectCash agrees to comply with any specific written determination provided by the relevant Governmental Entity regarding the incidence of any such Tax.

(d)                                 Each of the Parties acknowledges that the agreements contained in this Section 7.3 are an integral part of the Arrangement and the other transactions contemplated by this Agreement, and that, without these agreements, the Parties would not enter into this Agreement.  Accordingly, if DirectCash shall fail to pay in a timely manner the Termination Fee due pursuant to this Section 7.3 and in order to obtain such payment, the Parent commences a suit that results in a judgment against DirectCash for the Termination Fee that has become final and non-appealable, DirectCash shall pay interest on the Termination Fee from the date that the payment of the Termination Fee was due to the date of actual payment at the rate equal to the prime rate published by the Royal Bank of Canada for the relevant period, together with the costs and expenses of the Parent (including reasonable legal fees and expenses) in connection with such suit.

7.4                               Liquidated Damages

The Parties acknowledge that the payment of the Termination Fee set forth in Section 7.3 is the payment of liquidated damages that is a genuine pre-estimate of the damages the Parent will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and is not a penalty. DirectCash irrevocably waives any right it may have to raise as a defense that any such liquidated damages are excessive or punitive. For greater certainty, the Parent agrees that the right of the Parent to receive payment of the amount determined pursuant to Section 7.3 in the manner provided therein is the sole and exclusive remedy of the Parent in respect of the event giving rise to such payment.

7.5                               Fees and Expenses

Each Party shall pay all fees, costs and expenses incurred by such Party in connection with this Agreement and the Arrangement. Notwithstanding the foregoing, the Parent shall pay the filing fees required to obtain the Regulatory Approvals, including any applicable Taxes.

7.6                               Access to Information; Confidentiality

(a)                                 From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to compliance with Section 5.7(c), applicable Law and the terms of any existing Contracts, DirectCash shall, and shall cause the DirectCash Subsidiaries and their respective officers, directors, DirectCash Employees, independent auditors, advisers and agents to afford to the Parent and to their officers, employees, agents and representatives such access as the Parent may reasonably require at all reasonable times to its officers, senior employees, agents, offices, properties, books, records and Contracts, and shall make available to the Parent all data and information as the Parent may reasonably request, provided such access does not cause any unreasonable disruption to the business and operations of DirectCash prior to the Effective Time. The Parent acknowledges and agrees that all such information provided pursuant to this Section 7.6 is subject to the provisions of the Confidentiality Agreement.

(b)                                 DirectCash shall provide information and reasonable assistance to the Parent in implementing a communications plan of the Parent in respect of DirectCash Employees. The Parent shall consult with and consider the reasonable comments of DirectCash in connection with the implementation of such plan. DirectCash shall coordinate reasonable access to DirectCash Employees, from time to time, as reasonably requested by the Parent and may attend and participate in any discussions or presentations in connection therewith.

7.7                               Privacy Matters

(a)                                 Each Disclosing Party acknowledges and confirms that the disclosure of Transferred Information is necessary for the purposes of determining if the Parties shall proceed with the Acquisition, and that the disclosure of Transferred Information relates solely to the carrying on of the business and the completion of the transactions contemplated hereby.

(b)                                 Each Disclosing Party covenants and agrees to, upon request, use its reasonable commercial efforts to advise the Recipient of all documented purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates and all additional documented purposes where the Disclosing Party has notified the individual of such additional purpose, and where required by Law, obtained the consent of such individual to such use or disclosure.

(c)                                  In addition to its other obligations hereunder, the Recipient covenants and agrees to: (i) prior to the completion of the transactions contemplated hereby, collect, use and disclose the Transferred Information solely for the purpose of reviewing and completing the transactions contemplated hereby, including for the purpose of determining whether to complete such transactions; (ii) after the completion of the transactions contemplated hereby, collect, use and disclose the Transferred Information only for those purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates or for the completion of the transactions contemplated hereby, unless (A) the Disclosing Party or the Recipient have first notified such individual of such additional purpose and, where required by Laws, obtained the consent of such individual to such additional purpose, or (B) such use or disclosure is permitted or authorized by Law, without notice to, or consent from, such individual; (iii) where required by Law, promptly notify the individuals to whom the Transferred Information relates that the transactions contemplated hereby have taken place and that the Transferred Information has been disclosed to the Recipient; (iv) after the completion of the transactions contemplated hereby, give effect to any withdrawal of consent made by an individual to whom the Transferred Information relates; (v) return or destroy the Transferred Information, at the option of the Disclosing Party, should the transactions contemplated hereby not be completed; and (vi) notwithstanding any other provision herein, where the disclosure or transfer of Transferred Information to the Recipient requires the consent of, or the provision of notice to, the individual to which such Transferred Information relates, to not require or accept the disclosure or transfer of such Transferred Information until the Disclosing Party has first notified such individual of such disclosure or transfer and the purpose for such disclosure or transfer, and, where required by Laws, obtained the individual’s consent to such disclosure or transfer and to only collect, use and disclose such information to the extent necessary to complete the transactions contemplated hereby and as authorized or permitted by Laws.

(d)                                 The Recipient shall at all times keep strictly confidential all Transferred Information provided to it, and shall instruct those employees or advisors responsible for processing such Transferred Information to protect the confidentiality of such information in a manner consistent with the Recipient’s obligations hereunder and according to applicable Laws. The Recipient shall ensure that access to the Transferred Information shall be restricted to those employees or advisors of the Recipient who have a bona fide need to access such information in order to complete the transactions contemplated hereby.

(e)                                  The Recipient shall use its reasonable commercial efforts to protect and safeguard the Transferred Information including, without limitation, to protect the Transferred Information from loss or theft, unauthorized access, disclosure, copying, use, modification, disposal or destruction and promptly advise the Disclosing Party should any such loss, theft or unauthorized activity occur and shall only use, disclose, process, store or enable access to such Transferred Information in Canada, the United States or such other jurisdictions as Disclosing Party may approve in writing from time to time.

7.8                               Insurance and Indemnification

(a)                                 The Parent will, or will cause DirectCash and the DirectCash Subsidiaries to, maintain in effect without any reduction in amount or scope for six years from the Effective Time customary policies of directors’ and officers’ liability insurance providing protection no less favourable to the protection provided by the policies maintained by DirectCash and the DirectCash Subsidiaries that are in effect immediately prior to the Effective Time and providing protection in respect of claims arising from facts or events that occurred on or prior to the Effective Time; provided, however, that the Parent and DirectCash shall not be required, in order to maintain such directors’ and officers’ liability insurance policy, to pay an annual premium in excess of 300% of the costs of the existing policies. Prior to the Effective Time, DirectCash may, in the alternative, with the prior written consent of the Parent, not to be unreasonably withheld, purchase run-off directors’ and officers’ liability insurance for a period of six years from the Effective Time and in such event, none of the Parent, DirectCash or any of the DirectCash Subsidiaries shall have any further obligation under this Section 7.8(a).

(b)                                 The Parent agrees that it shall directly honor all rights to indemnification or exculpation agreements, arrangements or rights now existing in favour of present and former officers and directors of DirectCash and the DirectCash Subsidiaries. All rights to indemnification or exculpation shall survive the completion of the Arrangement and the provisions of this Section 7.8 shall be binding, jointly and severally, on all successors of the Parent.

(c)                                  The provisions of this Section 7.8 are intended for the benefit of, and shall be enforceable by, each insured or indemnified person, his or her heirs, executors, administrators and legal representatives and, for such purpose, DirectCash hereby confirms that it is acting as agent and trustee on their behalf.

7.9          De-Listing of Common Shares

Subject to applicable Laws, the Parent and DirectCash shall use their reasonable commercial efforts to cause the Common Shares to be delisted from the Exchange promptly following the completion of the Arrangement.

7.10        Resignations

DirectCash shall use its reasonable commercial efforts to obtain and deliver to the Parent at the Effective Time evidence reasonably satisfactory to the Parent of the resignations, effective as of the Effective Time, of all of the directors and officers of DirectCash requested by the Parent. Such resignations shall be received in consideration for the Parent and DirectCash providing releases to each such persons (in a form satisfactory to the Parent and such resigning person, each acting reasonably) (the “Mutual Releases”), which Mutual Releases shall contain exceptions for amounts or obligations owing to such directors and/or officers for accrued but unpaid salary, directors’ fees, bonuses, or other payments due pursuant to the Arrangement as a DirectCash Shareholder, benefits and other compensation or pursuant to indemnity or directors’ and officers’ insurance arrangements or any Employee Obligations.

ARTICLE VIII
TERM, TERMINATION, AMENDMENT AND WAIVER

8.1          Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

8.2          Termination

(a)                                 Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Effective Time by the mutual written agreement of the Parent and DirectCash.

(b)                                 Termination by any Party. This Agreement may be terminated by either of the Parent or DirectCash at any time prior to the Effective Time:

(i)           if the Effective Time has not occurred on or prior to the Outside Date, except that the right to terminate this Agreement under this clause shall not be available to any Party whose failure to fulfill any of its obligations in this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such date; or

(ii)         if the Arrangement Resolution is not approved by the Shareholders’ Vote at the DirectCash Meeting (or any adjournment or postponement thereof) in accordance with the Interim Order;

(c)                                  Termination by the Parent. This Agreement may be terminated by the Parent at any time prior to the Effective Time:

(i)                                     if:

(A)                               the Board shall have failed in the DirectCash Circular to publicly recommend this Agreement or the Arrangement in the manner contemplated by Section 2.6;

(B)                               the Board or any committee thereof shall have withdrawn, withheld or qualified, amended or modified in a manner adverse to the Parent, its unanimous approval or recommendation of the Arrangement, or the Board or any committee thereof publicly announces its intention to do, or that it has done, any of the foregoing;

(C)                               the Board or any committee of the Board accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal, or the Board fails to recommend against acceptance of a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for more than five (5) Business Days after the Parent request in writing, that it do so;

(D)                               the Board or any committee of the Board accepts or enters into, or publicly proposes to accept or enter into, any agreement (other than a confidentiality agreement permitted by and in accordance with Section 7.2), understanding or arrangement in respect of an Acquisition Proposal; or

(E)                                the Board or any committee thereof fails to publicly reaffirm its recommendation of this Agreement and the Arrangement within five (5) Business Days after the announcement or commencement of any Acquisition Proposal or within five (5) Business Days after having been requested to do so by the Parent;

(ii)                                  subject to Section 7.1, if the Parent are not in breach of any of their respective obligations under this Agreement and DirectCash breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or breaches would, individually or in the aggregate, give rise to the failure of a condition set forth in Section 6.1 or Section 6.2;

(iii)                               DirectCash breaches any of its covenants or agreements in Section 7.2 in any material respect; or

(iv)                              if all of the conditions to the completion of the Arrangement for the benefit of the Parent have not been satisfied or waived on or prior to the date specified for such conditions to be satisfied or, in the absence of any such date, on or prior to the Outside Date, other than as a result of a breach of this Agreement by either of the Parent.

(d)                                 Termination By DirectCash. This Agreement may be terminated by DirectCash at any time prior to the Effective Time if:

(i)          subject to Section 7.1, DirectCash is not in breach of any of its obligations under this Agreement and either of the Parent breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breaches would, individually or in the aggregate, give rise to the failure of a condition set forth in Section 6.1 or Section 6.3;

(ii)         DirectCash enters into a definitive agreement with respect to a Superior Proposal in compliance with the provisions of Section 7.2(g), provided that DirectCash is then in compliance with Section 7.2 and further provided that DirectCash has previously paid or concurrently pays to the Parent (or an affiliate of the Parent as designated by Parent) the Termination Fee; or

(iii)         if all of the conditions to the completion of the Arrangement for the benefit of DirectCash have not been satisfied or waived on or prior to the date specified for such conditions to be satisfied or, in the absence of any such date, on or prior to the Outside Date, other than as a result of a breach of this Agreement by DirectCash.

(e)                                  Effect of Termination. If this Agreement is terminated in accordance with the foregoing provisions of this Section 8.2, this Agreement shall forthwith become void and of no further force or effect and no Party shall have any further obligations or liability hereunder except as provided in Section 7.3, Section 7.4, Section 7.5, Section 7.7, Section 9.2, Section 9.3, Section 9.7 and this Section 8.2(e) and as otherwise expressly contemplated hereby. For greater certainty, if this Agreement is terminated in accordance with the foregoing provisions of this Section 8.2, the Parties’ obligations in regards to Transferred Information, as provided for in Section 7.7 and the Parties’ obligations under the Confidentiality Agreement, shall survive such termination. Nothing in this Section 8.2 shall relieve any Party from liability for any breach by it of this Agreement that occurred prior to the date of termination. In addition, nothing in this Section 8.2 shall limit any remedies of a Party for specific performance under Section 9.3 prior to termination of this Agreement.

8.3          Amendment

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the DirectCash Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the DirectCash Shareholders, and any such amendment may, subject to the Interim Order and Final Order and applicable Laws, without limitation:

(a)          change the time for performance of any of the obligations or acts of the Parties;

(b)          modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)          modify any of the covenants contained herein and modify performance of any of the obligations of the Parties; and/or

(d)          modify any conditions precedent contained herein,

provided that no such amendment reduces or materially adversely affects the consideration to be received by a DirectCash Shareholder without approval by the affected DirectCash Shareholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

8.4          Waiver

DirectCash, on the one hand, and the Parent, on the other hand, may:

(a)          extend the time for the performance of any of the obligations or acts of the other;

(b)          waive compliance with any of the other’s agreements or the fulfillment of any conditions to its own obligations contained herein; or

(c)          waive inaccuracies in any of the other’s representations or warranties contained herein or in any document delivered by the other;

provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Parties and, unless otherwise provided in the written waiver, shall be limited to the specific breach, covenant or condition waived. A Party’s failure or delay in exercising any right under this Agreement shall not operate as a waiver of that right. A single or partial exercise of any right shall not preclude a Party from any other further exercise of that right or the exercise of any other right.

ARTICLE IX
GENERAL PROVISIONS

9.1          Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally, or as of the date sent or delivered if sent by facsimile or e-mail transmission before 4:00 pm (Calgary time) or otherwise on the following Business Day, or as of the following Business Day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

if to DirectCash:	DirectCash Payments Inc.
Bay #6, 1420—28th Street N.E.
Calgary, Alberta T2A 7W6
	Attention:	Jeffrey J. Smith, President and Chief Executive Officer and Aimie Killeen, General Counsel

Facsimile: (403) 451-3003
	E-mail:	jeff@directcash.net
akilleen@dcpayments.com.au

with a copy to (which shall not constitute notice):		Bennett Jones LLP
4500 Bankers Hall East
855-2nd Street S.W.
Calgary, Alberta T2P 4K7
Attention: John Mercury/Brent Kraus
Facsimile: (403) 265-7219
	E-mail:	mercuryj@bennettjones.com
krausb@bennettjones.com

if to Parent:		c/o Cardtronics plc
3250 Briarpark Drive, Suite 4000
Houston, Texas 77042
Attention: Dilshad Kasmani
Facsimile: (832) 308-4770
E-mail: dkasmani@cardtronics.com

with a copy to (which shall not constitute notice):		Baker & McKenzie LLP
700 Louisiana, Suite 3000
Houston, Texas 77002
Attention: William D. Davis II
Facsimile: (713) 427-5099
E-mail: william.davisii@bakermckenzie.com

9.2          Governing Law; Waiver of Jury Trial

This Agreement shall be governed, including as to validity, interpretation and effect, by the Laws of the Province of Alberta and the federal Laws of Canada applicable therein, and shall be construed and treated in all respects as an Alberta contract. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the Courts of the Province of Alberta in respect of all matters arising under and in relation to this Agreement and the Arrangement. Each Party hereby waives any right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Agreement, the transactions contemplated hereby or the actions of the Parties in the negotiation, administration, performance and enforcement of this Agreement.

9.3          Equitable Remedies

The Parties agree that irreparable harm would occur for which monetary damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, except as provided for in Section 7.4, the Parties shall be entitled to equitable remedies, including specific performance, a restraining order and interlocutory, preliminary and permanent injunctive relief and other equitable relief, to prevent breaches or threatened breaches of this Agreement, any requirement for the securing or posting of any bond in connection with obtaining any such injunctive or other equitable relief hereby being waived. Such remedies shall not be the exclusive remedies for any breach of this Agreement but shall be in addition to all other remedies available at law or equity to each of the Parties.

9.4          Assignment, Binding Effect and Entire Agreement

(a)                                 Except as expressly permitted by the terms hereof (including, without limitation, pursuant to Section 2.15), neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties hereto without the prior written consent of the other Parties hereto.

(b)                                 This Agreement shall be binding on and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

(c)                                  This Agreement (including the Recitals and Schedules hereto) and the Confidentiality Agreement constitute the entire agreement among the Parties, and supersede all other prior agreements, understandings, negotiations and discussions, both written and oral, between the Parties with respect to the subject matter hereof and thereof. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. Other than the Disclosure Letter, the DirectCash Public Disclosure Record and the Data Room Materials, the Parties have not relied on and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated hereby.

9.5          Further Assurances

Each Party shall, from time to time and at all times hereafter, at the request of the other Parties, but without further consideration, do all such further acts and things, and execute and deliver all such further documents and instruments and provide all such further assurances as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

9.6          Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.7          No Third Party Beneficiaries

Except as provided in Section 7.8 and except for the rights of the DirectCash Shareholders to receive the Cash Consideration for their Common Shares contemplated by the Plan of Arrangement following the Effective Time, which rights are hereby acknowledged and agreed by the Parent, this Agreement shall not confer any rights or remedies upon any person other than the Parties to this Agreement. The Parent appoint DirectCash as the trustee for the DirectCash Employees and the directors and officers of DirectCash and the DirectCash Subsidiaries, as applicable, of the covenants of the Parent as specified in Section 7.8 of this Agreement and DirectCash accepts such appointment and agrees to hold the benefit and enforce the performance of such covenants on behalf of such persons.

9.8          Counterparts, Execution

This Agreement may be executed in counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Signature Page Follows]

IN WITNESS WHEREOF each of the Parties has caused this Agreement to be executed as of the date of this Agreement by their respective officers thereunto duly authorized.

CARDTRONICS HOLDINGS LIMITED

Per:	/s/ Edward H. West
Name:	Edward H. West
Title:	Chief Financial Officer and Chief Operating Officer

DIRECTCASH PAYMENTS INC.

Per:	/s/ Jeffrey J. Smith
Name:	Jeffrey J. Smith
Title	President and Chief Executive Officer